As Filed With the Securities and Exchange Commission on February 26, 1999
                                                      Registration No. 333-58937
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                               AMENDMENT NO. 4 TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                   ----------

                          AMERICAN ELECTROMEDICS CORP.
                 (Name of Small Business Issuer in Its Charter)

                                   ----------

       Delaware                        3845                      04-2608713
(State Or Jurisdiction     (Primary Standard Industrial       (I.R.S. Employer
 of Incorporation or        Classification Code Number)      Identification No.)
   Organization)

                                   ----------

                           13 Columbia Drive, Suite 5
                          Amherst, New Hampshire 03031
                                 (603) 880-6300
              (Address and Telephone Number of Principal Executive
                    Offices and Principal Place of Business)

                                   ----------

                              Michael T. Pieniazek
                      President and Chief Financial Officer
                           13 Columbia Drive, Suite 5
                          Amherst, New Hampshire 03031
                                 (603) 880-6300
            (Name, Address and Telephone Number of Agent For Service)

                                   ----------

                                   Copies to:
                               Bruce A. Rich, Esq.
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019
                                 (212) 603-2000

                                   ----------

                Approximate Date of Proposed Sale to the Public:

from time to time after the effective date of this Registration Statement as determined by market conditions and other factors.


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|



                                           CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                Proposed Maximum
  Title Of Each Class of Securities         Amount To          Offering Price Per         Proposed Maximum              Amount Of
           to be Registered               Be Registered             Unit(1)         Aggregate Offering Price(1)     Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value                5,059,851                $1.75                 $8,854,739.25               $2,612.15
                                              shares
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value(2)             3,409,110                $1.75                 $5,965,942.50                1,759.95
                                              shares
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value(3)              380,000                 $1.75                 $  665,000.00                  196.18
                                              shares
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value(3)(4)            50,000                 $4.80                 $  240,000.00                   70.80
                                              shares
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value(3)               13,333                 $7.50                 $   99,997.50                   29.50
                                              shares
------------------------------------------------------------------------------------------------------------------------------------
Warrants                                      50,000                 $ .10                 $    5,000.00                      --
====================================================================================================================================
Total                                                                   --                             --              $4,668.58(5)
====================================================================================================================================


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the average of the bid and asked prices on the OTC Bulletin Board on February 22, 1999.


(2) Includes a presently indeterminate number of shares issued or issuable upon conversion of or otherwise in respect of Registrant's Series A Convertible
Preferred Stock. This is not intended to constitute a prediction as to the number of shares of Common Stock into which the Preferred Stock will be convertible.


(3) In accordance with Rule 457(g), the registration fee for these shares is calculated upon a price which represents the highest of (i) the price at which the warrants or options may be exercised; (ii) the offering price of securities of the same class included in this registration statement; or (iii) the price of securities of the same class, as determined pursuant to Rule 457(c).


(4) Represents shares of Common Stock underlying the 50,000 warrants being registered hereby.


(5)  The amount of $6,845.88 was previously paid as the registration fee.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

================================================================================
Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
================================================================================

                 PRELIMINARY PROSPECTUS (SUBJECT TO COMPLETION)
                             Dated February __, 1999


                        8,912,294 Shares of Common Stock
                                ($.10 par value)


                      50,000 Common Stock Purchase Warrants

                          AMERICAN ELECTROMEDICS CORP.

     All of the shares (the "Shares") of Common Stock, par value $.10 per share ("Common Stock"), of American Electromedics Corp., a Delaware corporation (the "Company"), and all of the Company's Common Stock Purchase Warrants (the "Warrants"), offered hereby are being offered for resale by certain stockholders and warrant holders of the Company (collectively the "Selling Stockholders") as described more fully herein.


     The shares of Common Stock offered hereby by the Selling Stockholders consist of (A) 5,059,851 shares presently issued and outstanding, (B) 443,333 shares issuable upon exercise of presently exercisable warrants and options and
(C) 3,409,110 shares issuable upon conversion of the Company's Convertible Preferred Stock, Series A, par value $.01 per share ("Series A Preferred Stock"). The number of shares issuable upon conversion of the Series A Preferred Stock is subject to adjustment and could be materially more than the amount presented herein depending on the future market price of the Common Stock. See "RISK FACTORS - MARKET RISKS" and "SELLING STOCKHOLDERS."


     Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price per share of $4.80, subject to customary anti-dilution adjustments. Each Warrant may be exercised until 5:00 p.m., New York time, on May 5, 2001.

     The Selling Stockholders will sell the Shares and Warrants from time to time through customary brokerage channels, either through broker-dealers acting as agents or brokers for the seller, or through broker-dealers acting as principals, who may then resell the Shares and Warrants in the over-the-counter market or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders and any agents, broker-dealers or underwriters who participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Common Stock or Warrants purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. See "PLAN OF DISTRIBUTION."

     The Company will not receive any proceeds from the sale of the Shares or Warrants offered hereby. The Company will receive proceeds of $821,998 upon the exercise of all the warrants and options of which the underlying shares of Common Stock are included herein. The Company has agreed to bear all expenses of registration of the Shares and Warrants, excluding the selling and brokerage expenses of the Selling Stockholders.


     The Company's Common Stock is traded on the over-the-counter market on the OTC Electronic Bulletin Board under the symbol AMER. On February 23, 1999 the closing bid and asked prices were $2.00 and $2.00 per share of Common Stock. There is no market for the Warrants and it is not anticipated that any public market will develop for the Warrants. See "MARKET PRICE INFORMATION."


                                   ----------

        AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" ON PAGES 6 THROUGH 12 HEREOF.

                                   ----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is February __, 1999

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports and other information can be inspected and copied at the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; or at its offices at Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, IL 60661; or Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC, including the Company. The Common Stock of the Company is quoted on the OTC Electronic Bulletin Board.

     This Prospectus constitutes a part of a Registration Statement on Form SB-2 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the SEC under the Securities Act. This Prospectus omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Shares and Warrants offered hereby.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Investors should carefully consider the information set forth in "Risk Factors." Certain of the information contained in this summary and elsewhere in this Prospectus, including information with regard to the Company's strategy for expanding operations and market share and related financing requirements are forward looking statements. For a discussion of important factors that could affect such matters, see "Risk Factors."

     In November 1996, the Company effected a one-for-five reverse split of its Common Stock. All share and per share information in this Prospectus is on a post-split basis.

                                   THE COMPANY

     The Company is engaged in the development, manufacture and sale of medical equipment through its four operating units; (1) the audiometrics unit manufactures and sells Tympanometers and the Pilot(R) Audiometer, (2) the U.S. intraoral dental camera unit, operated through the Company's wholly-owned subsidiary, Dynamic Dental Systems, Inc. ("DDS"), (3) Rosch GmbH Medizintechnik ("Rosch GmbH"), a wholly-owned marketing and distribution company based in Berlin, Germany, through which substantially all the Company's foreign and export sales are conducted, and (4) Equidyne Systems, Inc., a wholly-owned subsidiary described below.

     The Company announced on January 5, 1999, that it intends to change the Company's business strategy and direction in order to focus all of its resources on Equidyne Systems, Inc. ("ESI"). ESI is engaged in the development of the INJEX(TM) needle-free drug injection system (the "INJEX(TM) System"), which is designed to eliminate the risks of contaminated needle stick accidents and the resulting cross contamination of hepatitis, HIV and other diseases. ESI holds two U.S. patents for its features of the INJEX(TM) System and has received U.S. Food and Drug Administration ("FDA") 510(k) clearance to market the system in the United States. ESI will begin marketing of the system in the United States by March 1999. The INJEX(TM) System will initially be marketed to the public through exclusive arrangements with certain medical products distributors. ESI is currently in discussions with pharmaceutical companies in the United States with respect to marketing its products to those companies through licensing and joint development agreements. ESI also intends to market its products overseas, including through its distribution arrangements in Japan and Mexico, and will, upon receipt of regulatory approval in Europe, utilize the same marketing strategies as it envisions using domestically. The Company anticipates receiving European regulatory approval during the first calendar quarter of 1999 and upon receipt will commence foreign sales.

     On February 3, 1999, the Company sold 1,600 shares of Series B 5% Convertible Preferred Stock (the "Series B Preferred Stock") at a purchase price of $1,000 per share for an aggregate purchase price of $1,600,000, together with Warrants for the purchase of 25,000 shares of Common Stock at an exercise price of $3.00 per share and exercisable until January 31, 2002. The Company shall use the net proceeds of $1,500,000 (after offering expenses) for repayment of $650,000 principal amount of notes and general working corporate purposes, primarily relating to the INJEX(TM) system.

     Currently, the largest segment of the Company's business is the marketing of intraoral dental camera systems and related dental equipment. The Company's intraoral camera systems display close-up high quality color video or digital images of dental patients' teeth and gums. These images help dentists and other dental care workers in displaying dental health and hygiene problems. Using these systems, treatment plans, discussions and on-going patient information are enhanced so patients can better see, understand and accept treatment recommendations. The Company also manufactures and sells the Tympanometer(R), a medical diagnostic instrument which, by applying a combination of air pressure and sound to the ear drum, identifies diseases and disorders of the middle ear which are not revealed by standard hearing tests. In order to affect the aforementioned change in the Company's business strategy and direction, the Company intends to divest its U.S. dental and audiometrics business units. The Company has retained an investment banking firm to manage the sale of those units.

     The Company was incorporated under the laws of the State of Delaware on January 28, 1977. The Company's executive offices are located at 13 Columbia Drive, Suite 5, Amherst, New Hampshire 03031, and its telephone number is (603) 880-6300.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING


Securities Offered.....................     An aggregate of 8,912,294  shares of
                                            Common Stock and 50,000 Warrants may
                                            be offered  from time to time by the
                                            Selling  Stockholders.  See "SELLING
                                            STOCKHOLDERS."


Common Stock Outstanding...............     7,668,464  shares as of January  31,
                                            1999.


Risk Factors...........................     An  investment  in the Common  Stock
                                            and Warrants  involves a high degree
                                            of risk,  including recent financial
                                            losses,    a   highly    competitive
                                            industry,   regulatory   compliance,
                                            changing  healthcare  policies  both
                                            domestically    and   abroad,    and
                                            technological   changes.  See  "RISK
                                            FACTORS"

Use of Proceeds........................     None of the  proceeds of the sale of
                                            the   Common   Stock   or   Warrants
                                            registered  hereunder will accrue to
                                            the   Company.   The  Company   will
                                            receive  gross  proceeds of $821,998
                                            if all of the  warrants  and options
                                            of which  the  underlying  shares of
                                            Common Stock are included herein are
                                            exercised  which the  Company  would
                                            use for general corporate  purposes.
                                            See "USE OF PROCEEDS."

OTC Electronic Bulletin Board
         Symbol........................     "AMER"

                                  RISK FACTORS

     See "RISK FACTORS" for a discussion of certain factors that should be considered in evaluating an investment in the Common Stock.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                   SUMMARY FINANCIAL AND OPERATING INFORMATION

     The summary financial information set forth below is derived from and should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. All numbers are in thousands, except for share and per share amounts.

                                      -----------------------------------------------------------------------
                                                                    Year Ended
-------------------------------------------------------------------------------------------------------------
Summary of Operations                     7/31/98        7/31/97       7/27/96       7/29/95        7/30/94
-------------------------------------------------------------------------------------------------------------
Net sales                                   $7,025        $2,309         $3,337         $2,443        $1,965
-------------------------------------------------------------------------------------------------------------
Income (loss) before                        (3,674)         (926)           467            184            61
  provision for income taxes
-------------------------------------------------------------------------------------------------------------
Net income (loss)                           (3,674)         (926)           442            172            57
-------------------------------------------------------------------------------------------------------------
Net income (loss) per common share:
         Basic                               (1.01)         (.37)           .18            .08           .03
         Diluted                             (1.01)         (.37)           .18            .08           .03
-------------------------------------------------------------------------------------------------------------
Weighted average                         4,687,707     2,510,296      2,493,854      2,238,483     1,833,666
  common shares
-------------------------------------------------------------------------------------------------------------

                                                              ----------------------------------------
                                                                             Three Months
                                                                                Ended
------------------------------------------------------------------------------------------------------
Summary of Operations                                               10/31/98               10/31/97
------------------------------------------------------------------------------------------------------
Net sales                                                             $2,150                  $1,830
------------------------------------------------------------------------------------------------------
Loss before provision for income taxes and extraordinary              (1,286)                    (20)
items
------------------------------------------------------------------------------------------------------
Net loss                                                              (1,286)                    (20)
------------------------------------------------------------------------------------------------------
Net loss per common share:                                              (.20)                   (.01)
  Basic                                                                 (.20)                   (.01)
  Diluted
------------------------------------------------------------------------------------------------------
Weighted average common shares                                     7,064,636               2,553,136
------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                               As of          As of         As of         As of       As of
          Financial Position                 10/31/98        7/31/98       7/31/97       7/27/96     7/29/95
-------------------------------------------------------------------------------------------------------------
Total assets                                  $11,961        $11,458       $3,060        $2,771       $1,513
-------------------------------------------------------------------------------------------------------------
Working capital (deficit)                        (72)            793        1,060           906          915
-------------------------------------------------------------------------------------------------------------
Long-term debt                                    -0-            -0-        1,100            94            0
-------------------------------------------------------------------------------------------------------------
Stockholders' equity                            7,566          8,512        1,168         1,948        1,196
-------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                  RISK FACTORS

     An investment in the Common Stock and Warrants involves a high degree of risk and, therefore, should be considered extremely speculative. They should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Prospective investors should consider carefully among other risk factors, the risk factors and other special considerations relating to the Company and this offering set forth below. The discussion in this Prospectus contains, in addition to historical information, certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, beliefs, expectations and intentions. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include the following risk factors, as well as factors discussed elsewhere in this Prospectus. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

FINANCIAL RISKS

     Recent Losses. The Company had a net loss of $3,674,000, or $1.01 per share, for the fiscal year ended July 31, 1998 compared to a net loss of $926,000, or $.37 per share, for the comparable period in fiscal 1997, and a net loss for the three month period ended October 31, 1998 of $1,286,000, or $.20 per share, compared to a net loss of $20,000, or $.01 per share, for the same period in the prior year. At October 31, 1998, the Company had a working capital deficit. The accountants' report for the July 31, 1998 financial statements contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern. The loss in fiscal 1998 was attributable to a transition in the third quarter from utilizing a major distributor for the sales of its dental cameras in Europe to direct sales, to lower gross margins on the sales of the cameras compared to gross margins on the sale of other products, and to higher interest costs. The increase in sales in fiscal 1998 was attributable to accounting for sales of Rosch GmbH on a consolidated basis as well as sales of new intraoral dental camera systems.

BUSINESS AND REGULATORY RISKS

     Concentration of Business on New Product. On January 5, 1999, the Company announced its intention to focus all of its resources on the development and marketing of ESI's INJEX System and to divest its dental and audiometrics business units, and that it had retained an investment banking firm to manage the sales of these businesses. The INJEX System is still in the development stage, has not yet been commercially accepted, is subject to competitive products some of which are owned by entities with substantial resources, and may require significant amounts of capital for development, manufacturing and marketing. There can be no assurance that the Company will be successful in developing and marketing ESI's INJEX(TM) System. Moreover, there can be no assurance that the Company will successfully locate and reach agreement with potential buyers, nor can there be any assurance as to the sales prices to be ultimately received, and related gains or losses to be recognized.

     Government Regulations. Government regulation in the United States and certain foreign countries is a significant factor in the Company's business. In the United States, the Company's products and its manufacturing practices are subject to regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act ("FDC Act"), and by other state regulatory agencies. Under the FDC Act, medical devices, including those under development by the Company, such as its needle-free injection system, must receive FDA clearance before they may be sold, or be exempted from the need to obtain such clearance or approval. The FDA regulatory process may delay the marketing of new systems or devices for significant periods of time and impose substantial additional costs. Moreover, FDA marketing clearance regulations depend heavily on administrative interpretation, and there can be no assurance that interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. There can be no assurance that the Company will be able to obtain clearance of any future Company products or any expanded uses of current or future Company products in a timely manner or at all. In addition, even if obtained, FDA clearances are subject to ongoing review, and if the FDA believes the

Company is not in compliance with applicable requirements, it can institute proceedings to detain or seize the Company's products, require a recall, suspend production, distribution, marketing and sales, enjoin future violations and assess civil and criminal penalties against the Company, its directors, officers or employees. The FDA may also suspend or withdraw market approval for the Company's products or require the Company to repair, replace or refund the cost of any product manufactured or distributed by the Company.

     FDA regulations also require the Company to adhere to certain "Good Manufacturing Practices" ("GMP") regulations, which include validation testing, quality control and documentation procedures. The Company's compliance with applicable regulatory requirements is subject to periodic inspections by the FDA. The Company will need 510(k) approval for any new medical products which it develops. Compliance with these requirements requires the Company to expend time, resources and effort in the areas of production and quality control for itself and for its contract manufacturers. Moreover, there can be no assurance that required regulatory clearances will be obtained, and those obtained may include significant limitations on the uses of the product in question. In addition, changes in existing regulations or the adoption of new regulations could make regulatory compliance by the Company more difficult in the future.

     Although the Company believes that its products and procedures are in material compliance with all relevant FDA requirements, the failure to obtain the required regulatory clearances or to comply with applicable regulations would have a material adverse effect on the Company.

     Sales of medical devices outside the United States that are manufactured within the United States are subject to United States export requirements, and all medical devices sold abroad are subject to applicable foreign regulatory requirements. Legal restrictions on the sale of imported medical devices vary from country to country. The requirements for obtaining approval by foreign countries may differ substantially from those required for FDA approval. There can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries.

     Competition; Risk of Technological Obsolescence. The manufacture and distribution of medical and dental devices is intensely competitive. The Company competes with numerous other companies, including several major manufacturers and distributors. With respect to the intraoral camera market, the Company has at least five major competitors in the video market. The digital equipment market is less mature, but the Company anticipates growing competition in this market as well. There has been some recent consolidation among the Company's major competitors in the audiometric business, which has resulted in some price erosion for those products, and which could adversely affect the sales values of the intraoral camera and audiometrics businesses.

     The Company's current competition for injection systems is primarily from traditional hypodermic needles and syringes which are used for the vast majority of injections administered today. In order to make needles and syringes easier and safer to use, certain companies have developed syringes with hidden needles, spring-powered needle injectors and injectors with sheathed needles, sometimes referred to as safety syringes. In addition to competing with these types of traditional hypodermic needles and syringes, the Company's needle-free injection systems also compete with other needle-free injection devices. Currently, competition in the needle-free injection market is generally limited to other small companies with modest financial and other resources, but the barriers to entry are currently low and additional competitors may enter the needle-free injection systems market, including companies with substantially greater resources and experience than the Company. Further, as discussed herein, the Company's major competitor in the needle-free injection business formed a joint venture with the largest producer of needles and syringes for purposes of manufacturing a new design of disposable needle-free system. See "BUSINESS - Needle-Free Drug Delivery System." There can be no assurance that the Company will be able to compete effectively against current or future competitors in the needle-free injection market. Competition in this market could also force the Company to reduce the prices of its systems below currently planned levels, thereby adversely affecting the Company's revenues and future profitability.

     Injection is generally used only with drugs for which other drug delivery methods are not possible, in particular with biopharmaceutical proteins (drugs derived from living organisms, such as insulin and human growth hormone) that cannot currently be delivered orally, transdermally (through the skin) or pulmonarily (through the lungs). Many companies, both large and small are engaged in research and development efforts on novel techniques aimed at delivering such drugs without injection. For example, Pfizer, Inc. recently announced successful human trials of a device to inhale insulin and is competing with several other large companies to develop such a device. The successful development and commercial introduction of such a non-injection technique would likely have a material adverse effect on the Company's business, financial condition, results of operations and general prospects.

     Most of the Company's competitors in all segments of its business have greater financial and other resources than the Company. Consequently, such entities may begin to develop, manufacture, market and distribute medical devices which are substantially similar or superior to the Company's products.

     Dependence on Proprietary Technology Rights and Lack of Patent Protection. The Company's success will depend in part on its ability to protect proprietary rights and to operate without infringing on the proprietary right of third parties. The Company holds no patents, except for those held in connection with its needle-free injection system for which it holds two United States patents and has applied for nine foreign patents. In appropriate circumstances, the Company may in the future apply for patent protection for uses, processes, products and systems that it develops. There can be no assurance that any of the Company's current or future patent applications will result in issued patents, that the scope of any current or future patents will prevent competitors from introducing competitive products or that any of the Company's current or future patents would be held valid or enforceable if challenged. Patenting medical devices involves complex legal and factual questions and there is no consistent policy regarding the breadth of claims pertaining to such technologies; the ultimate scope and validity of patents issued to the Company or to its competitors are thus unknown. Further, although the Company is unaware of any infringement by its products, no infringement studies have been conducted. In addition, there can be no assurance that measures taken by the Company to protect its unpatented proprietary rights will be sufficient to protect these rights against third parties. Likewise, there can be no assurance that others will not independently develop or otherwise acquire unpatented technologies or products similar or superior to those of the Company.

     There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry, and the Company may in the future be required to defend its intellectual property rights against infringement, duplication and discovery by third parties or to defend itself against third-party claims of infringement. Likewise, disputes may arise in the future with respect to ownership of technology developed by consultants or under research or development agreements with pharmaceutical companies, or with respect to the ownership of technology developed by employees who were previously employed by other companies. Any such disputes or related litigation could result in substantial costs to, and a diversion of effort by, the Company. An adverse determination could subject the Company to significant liabilities to third parties, require the Company to seek licenses from or pay royalties to third parties or require the Company to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that the Company could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

     Risks Associated with Third-Party Reimbursement of End Users. Sales of the Company's current and proposed products in certain markets are dependent in part on the availability of adequate reimbursement from third-party healthcare payors. Currently, insurance companies and other third-party payors reimburse the cost of dental x-ray equipment and certain audiometric testing, certain insurers reimburse the cost of some dental camera work and the cost of needle-free injectors are subject to reimbursement on a case-by-case basis. Such companies may refuse reimbursement if they do not perceive benefits to the use of the Company's equipment in a particular case. Third-party payors are increasingly challenging the pricing of medical products and services, and there can be no assurance that such third-party payors will not in the future increasingly reject claims for coverage. In addition, there can be no assurance that adequate levels of reimbursement will be available to enable the Company to achieve or maintain market acceptance of its products or maintain price levels sufficient to realize profitable operations. Furthermore, there is a possibility of increased government control or influence over a broad range of healthcare expenditures in the future. Any such trend could negatively impact the market for the Company's products.

     The Company is also subject to the reimbursement policies of private and governmental healthcare payors in foreign countries with respect to its international sales. In this regard, recent changes in the reimbursement policy for the Company's audiometric products in Germany have negatively impacted the Company's earnings. See "RISK FACTORS - Financial Risks."

     New Products and Technological Change. The Company is in the "high tech" end of the health care industry. This industry has been historically marked by very rapid technological change and frequent introductions of new products. Accordingly, the Company's future growth and profitability depend in part on its ability to continue to respond to technological changes and successfully develop and market new products that achieve significant market acceptance. There is no assurance that the Company will be able to do so.

     Products Liability Exposure. The malfunction or misuse of the medical devices sold by the Company may result in potential injury to physicians' patients, thereby subjecting the Company to possible liability. Although the Company's insurance coverage is $4,000,000 per occurrence and $5,000,000 in the aggregate with a deductible of $5,000, which amounts and deductibles are customary in the industry, there can be no assurance that such insurance will be sufficient to cover any potential liability. Further, as the result of either adverse claim experience or of medical device or insurance industry trends, the Company may in the future have difficulty in obtaining product liability insurance or be forced to pay very high premiums, and there can be no assurance that insurance coverage will continue to be available on commercially reasonable terms or at all. In addition, there can be no assurance that insurance will adequately cover any product liability claim against the Company. A successful product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the Company's business, financial condition and operations.

     Dependence on Key Personnel. The success of the Company is highly dependent on its ability to attract and retain highly qualified personnel, including Thomas A. Slamecka, Chairman of the Board, and Michael T. Pieniazek, President, Chief Financial Officer and Secretary, and the principal officers of the operating subsidiaries. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining key personnel in the future. Any failure to do so could adversely affect the Company. The Company does not carry any "key-man" insurance on the life of any officer of the Company.

ADDITIONAL BUSINESS RISK FACTORS RELATING
TO NEEDLE-FREE INJECTION BUSINESS

     Uncertainty of Market Acceptance. The success of the Company's needle-free injector system will depend upon increasing market acceptance of the system as an alternative to needle injections. Needle-free injection systems of other companies have had only limited success competing with traditional needles and syringes. The Company believes this largely because of the size, cost and complexity of use of the systems that have been previously marketed. The Company's improvements in the functionality and design may not adequately address the actual or perceived complexity of using needle-free injection systems or adequately reduce the cost. There can be no assurance that the Company will be successful in these efforts or that its needle-free injection systems will ever gain sufficient market acceptance to sustain profitable operations.

     Dependence on Collaborative Relationships. The Company believes that the introduction and acceptance of its system depends in part upon the success of its efforts at obtaining licensing arrangements with pharmaceutical and medical device companies covering the development, manufacture or use of the system with specific parenteral drug therapies. The Company anticipates that under these arrangements the pharmaceutical or medical device company will assist in the development of systems for such drug therapies and collect or sponsor the collection of the appropriate data for submission for regulatory approval of the use of the system with the licensed drug therapy. The pharmaceutical or medical device company also will be responsible for distribution and marketing of the systems for these drug therapies either worldwide or in specific territories. There can be no assurance that the Company will be successful in executing agreements with pharmaceutical or medical device companies or that such agreements if entered into will result in the sale of the Company's needle-free injection systems. As a result of such agreements, the Company would be dependent upon the development, data collection and marketing efforts of such pharmaceutical and medical device companies. The amount and timing of resources such pharmaceutical and medical device companies would devote to these efforts are not within the control of the Company, and such pharmaceutical and medical device companies could make material decisions regarding these efforts that could adversely impact the introduction and level of sales of any drug covered by such licensing arrangements, including competition within the pharmaceutical and medical device industries, the timing of FDA or other approvals and intellectual property litigation which would negatively affect the Company's sales of its systems for those uses.

     Limited Manufacturing Experience. To date, the Company's manufacturing experience with its needle-free injection system has involved only the assembly of products in limited quantities for purposes of testing and demonstrations. The Company's planned commercialization necessitates the development of a manufacturing and assembly process capable of producing an adequate number of systems and components to satisfy commercial demand. These systems must be manufactured in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining quality and acceptable manufacturing costs. In the course of developing its manufacturing and production methods, the Company may encounter difficulties, including problems involving yields, quality control and assurance, product reliability, manufacturing costs, new equipment, component supplies and shortages of personnel, any of which could result in significant delays in production. There can be no assurance that the Company will be able to produce and manufacture successfully the Company's needle-free injection systems.

     Dependence on Third Party Suppliers for Production of Components. Although the Company has determined the companies that it will use as its suppliers for the component parts of its needle-free injection system, regulatory requirements applicable to medical device manufacturing can make substitution of suppliers costly and time-consuming. There can be no assurance that the Company will come to agreement with suppliers capable of delivering adequate quantities of components within a reasonable period of time, on acceptable terms or at all. The unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of components could have a material adverse effect on the Company's ability to manufacture and market its products.

MARKET RISKS

     Securities Market Volatility. There have been periods of extreme volatility in the stock markets, which in many cases were unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock. The Company's Common Stock is not actively traded, and the bid and asked prices for its Common Stock have fluctuated significantly. In the past two fiscal years, the Common Stock traded from a high of $5.16 to a low of $0.66, after giving effect to a one-for-five reverse stock split in November 1996. See "MARKET PRICE INFORMATION." General market price declines, market volatility, especially for low priced securities, or factors related to the general economy or the Company in the future could adversely affect the price of the Common Stock.

     All of the Shares and Warrants registered for sale on behalf of the Selling Stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. The Company has filed the Registration Statement of which this Prospectus is a part to register these restricted Shares and Warrants for sale into the public market by the Selling Stockholders, thereby creating a market overhang which could depress the market price during the period the Registration Statement remains effective and also could affect the Company's ability to raise equity capital. Any outstanding Shares or Warrants not sold by the Selling Stockholders pursuant to this Prospectus will remain as "restricted shares" in the hands of the holder, except for those held by non-affiliates for a period of two years, calculated pursuant to Rule 144.

     Lack of Dividends. The Company has never declared any cash dividends on its Common Stock, and if the Company were to become profitable, it would expect that all of such earnings would be retained to support the business of the Company. Accordingly, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

     Shares Eligible for Future Sale. At January 31, 1999, the Company had an aggregate of 1,859,633 shares of Common Stock reserved for the exercise of options and warrants. The Series A Preferred Stock is convertible into shares of Common Stock at a conversion rate equal to $1,000 per Series A share divided by the lower of (i) $4.00 or (ii) 75% of the average closing bid price for the Common Stock for the free trading days immediately preceding the conversion date. Since there is no minimum conversion price, a reduction on the bid price could require the Company to issue a significant amount of Common Stock upon conversion of the Series A Preferred Stock. The foregoing amount excludes shares of Common Stock reserved for conversion of the Series B Preferred Stock, which becomes convertible after April 30, 1999. The sale, or availability for sale, of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional capital when needed through the sale of its equity securities.

     Risks Relating to Low-Priced Stock; Possible Effect of "Penny Stock" Rules on Liquidity for the Company's Securities. Depending upon the market price of the Company's Common Stock, the Company's net tangible assets and revenues, the Common Stock may become subject to Rule 15g-9 under the Exchange Act. This Rule (the "Penny Stock Rule") imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale.
Consequently, such Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

     The SEC regulations define a "penny stock" to be any equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

     There can be no assurance that the Company's Common Stock will qualify for exemption from the penny stock restrictions. In any event, even if the Company's Common Stock were exempt from such restrictions, the Company would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

     If the Company's Common Stock were subject to the rules on penny stocks, the market liquidity for the Company's Common Stock could be materially adversely affected. Investors should check the then current market prices before making an investment decision with respect to the securities of the Company. The current market price of the Common Stock reflects a one-for-five reverse stock split of the Company's outstanding Common Stock, effective November 8, 1996. See "MARKET PRICE INFORMATION."

     Antitakeover Effect of Certain Charter Provisions. Certain provisions of the Company's Certificate of Incorporation and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. The Board of Directors, without further stockholder approval, may issue preferred stock that could have the effect of delaying or preventing a change in control of the Company. The issuance of preferred stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares or Warrants by the Selling Stockholders. The Company will receive gross proceeds of $821,998 if all the warrants and options of which underlying shares of Common Stock included herein are exercised. The Company will use such proceeds for general working capital purposes.

     The Company will bear the expenses of the registration of the Shares and Warrants. The Company estimates that these expenses will be approximately $70,000.

                                 DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock and its Board of Directors has no present intention of declaring any cash dividends in the foreseeable future. If the Company were to become profitable in the future, it expects that all earnings would be retained to support the business of the Company.

                            MARKET FOR THE COMPANY'S
                  COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Principal Market and Market Prices
----------------------------------

     The Common Stock of the Company is traded in the over-the-counter market on the OTC Electronic Bulletin Board under the symbol AMER. The following table sets forth for the indicated periods the high and low bid prices of the Common Stock for the two fiscal years ended July 31, 1998 and the five months ended December 31, 1998, and gives effect to a one-for-five reverse stock split effective as of November 8, 1996. These prices are based on quotations between dealers, and do not reflect retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

--------------------------------------------------------------------------------------------------------------------
                              Fiscal Year Ending               Fiscal Year Ended               Fiscal Year Ended
  Fiscal Period                     7/31/99                         7/31/98                         7/31/97
--------------------------------------------------------------------------------------------------------------------
                             High             Low            High             Low             High             Low
--------------------------------------------------------------------------------------------------------------------
  First Quarter             $4.31            $2.38           $1.88           $1.00            $5.16           $3.13
--------------------------------------------------------------------------------------------------------------------
  Second Quarter             2.31              .88            1.50             .66             4.38            1.88
--------------------------------------------------------------------------------------------------------------------
  Third Quarter              1.94*            1.47*           4.94             .88             3.75            1.38
--------------------------------------------------------------------------------------------------------------------
  Fourth Quarter                                              4.81            3.19             1.63             .84
--------------------------------------------------------------------------------------------------------------------


*    Through February 23, 1999.

Approximate Number of Holders of Company's Common Stock
-------------------------------------------------------

     As of January 31, 1999, there were approximately 212 stockholders of record of the Company's Common Stock. The Company believes that a substantial amount of the shares are held in nominee name for beneficial owners.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The  discussion  in this  Prospectus  contains,  in addition to  historical information, certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, beliefs, expectations and intentions. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include the those discussed under Risk Factors, as well as factors discussed elsewhere in this Prospectus. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

Comparison of three Month Periods Ended
October 31, 1998 and 1997

     Net sales for the three month period ended October 31, 1998 were $2,150,000, compared to $1,830,000 for the three month period ended October 31, 1997. The increase in sales in fiscal 1999 was attributable to incremental sales of the intraoral dental camera system by the Company's acquisition of DDS in May 1998.

     Cost of sales for the three month periods ended October 31, 1998 and October 31, 1997 were 58.7% and 57.8% of net sales, respectively.

     Selling, general and administrative expenses for the three month period ended October 31, 1998 were $1,922,000, compared to $687,000 for the comparable prior year period. The increase reflects increased marketing and promotional activity and increased corporate activity as a result of aggressive corporate development activity and retention of senior level executives in the acquired companies. The increase also includes $432,000 of amortization of deferred compensation recognized in connection with the acquisition of DDS and ESI.

     Net loss for the three month period ended October 31, 1998 was $1,286,000, compared to a net loss of $20,000, for the same period in the prior fiscal year. The increase in net loss is the result of increased sales offset by higher selling general and administrative costs.

Comparison of Fiscal Years Ended
July 31, 1998 and July 31, 1997

     Consolidated net sales were $7,025,000 for the fiscal year ended July 31, 1998 ("Fiscal 1998") compared to $2,309,000 during the fiscal year ended July 31, 1997 ("Fiscal 1997"). The $4,716,000 increase in sales was attributable to accounting for Rosch GmbH on a consolidated basis, as well as from the inception of sales of the intraoral dental camera system.

     Net loss for Fiscal 1998 was $3,674,000, or $1.01 per share, compared to a net loss of $926,000, or $.37 per share, for Fiscal 1997. The overall decrease in profits in Fiscal 1998 was primarily the result of operating losses resulting from the United States introduction of dental cameras and Rosch GmbH transitioning from utilizing a major distributor for the sale of its dental cameras in Europe to direct sales. The net loss for Fiscal 1998 includes approximately $1 million for deferred compensation for consultants and for options granted in connection with acquisitions.

     Cost of sales, as a percentage of net sales, for Fiscal 1998 was 66.8% versus 56.8% for Fiscal 1997. The increase in cost as a percentage of sales can be attributed to the product mix which included sales of Rosch GmbH on a consolidated basis. As the Company's sales mix becomes more significantly related to dental camera products, and as costs of sales for dental camera products is greater than for other product lines, as expected, costs of sales as a percentage increased.

     Selling, general & administrative expense (SG&A) and research and development (R&D) expense increased in Fiscal 1998 over Fiscal 1997. The Company attributes the $3,924,000 increase in SG&A expenses to increased marketing and promotional activity, increased corporate activity, accounting for Rosch on a consolidated basis and the acquisition of DDS and ESI. General and administrative expenses increased by $2,357,000 as a result of aggressive corporate development and the retention of senior level executives. These costs are more fixed in nature. Selling expenses increased by $1,567,000 as a result of the introduction of dental cameras in the United States. These selling expenses were high as a result of heavy promotion at the front end of the product introduction period and should become more variable over time.

Liquidity and Capital Resources

     Working capital of the Company at October 31, 1998 was $(72,000), compared to $793,000 at fiscal year ended July 31, 1998. The decrease of $865,000 reflects primarily the net effect of operating losses.

     The Company has incurred net losses of $3,674,000 for the year ended July 31, 1998 and $1,286,000 for the three month period ended October 31, 1998. This and other factors, such as working capital needed for the Company's operations, has required additional funding beyond that which the Company currently has available.

     The Company has satisfied its immediate working capital needs by obtaining two short-term debt facilities, consisting of a $505,000 line-of-credit facility from Guardian Financial Services, Inc. (owned by an officer and director of the Company), and a $600,000 term loan from an outside third party. Borrowings under these facilities are due on demand, bear interest at 10% per annum, and are to be secured by substantially all assets of the Company. Outstanding borrowings under these facilities as of December 31, 1998 were $300,000 and $600,000, respectively. The line-of-credit facility expires on February 28, 1999.

     The Company needs to raise additional capital to satisfy its longer term working capital requirements. One source of working capital would be the proceeds from the sales of its audiometrics and U.S. dental business units. The proceeds from the sales of the business units and the placement of the Series B Preferred Stock should provide the necessary working capital to fund the operations of the Company through such time as the INJEX(TM) System is brought to market and begins to generate sufficient positive cash flow. However, no assurance can be made that the sales of both business units will be completed within the near future, thereby necessitating obtaining additional capital through debt or equity placements.

     No assurance can be given that the Company's plans to sell its audiometrics and U.S. dental business units will be successfully achieved, or that such sales will result in providing the Company with sufficient working capital to sustain the Company's operations until such time as the sales of the INJEX(TM) System begins to generate sufficient positive cash flows. Furthermore, there can be no assurance that sales of the INJEX(TM) System will ultimately result in future positive cash flows.

     As a result of the foregoing, substantial doubt exists about the ability of the Company to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Year 2000


     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs or hardware that have date-sensitive software embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.


     Based on recent assessments, the Company determined that it will be required to modify or replace significant portions of its software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications or replacements of existing software and certain hardware, the Year 2000 Issue can be mitigated. However, if such modifications and replacements are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.


     The Company's plan to resolve the Year 2000 Issue involves the following four phases: assessment, remediation, testing and implementation. To date, the Company has substantially completed its assessment of all systems that could be significantly affected by the Year 2000. The assessment indicated that most of the Company's significate information technology systems will be affected, including its financial information system which includes its general ledger, accounts payable, billing and inventory systems. The assessment was also undertaken on the Company's products, which are also at risk, as they utilize software and hardware (embedded chips) as well. However, based on its review of its product line, the Company has determined that most of the products it has sold and will continue to sell do not require remediation to be Year 2000 compliant. Accordingly, the Company does not believe that the Year 2000 presents a material exposure as it relates to the Company's products. The Company's manufacturing processes consist principally of unautomated assembly of components manufactured by outside third-parties. The Company has begun to gather information about the Year 2000 compliance status of its significant suppliers, and will take appropriate steps to monitor their compliance on an ongoing basis.


     Regarding its information technology exposures, the Company utilizes an unmodified of-the-shelf software package, which is not year 2000 compliant. The Company has confirmed with it software vendor that a year 2000-complaint upgrade is readily available, and anticipates purchasing this upgrade during it third fiscal quarter, which ends on April 30, 1999. The upgrade would provide full Year 2000 compliance with respect to its financial information systems, and as the new software will also be an unmodified off-the-shelf package, testing to ensure Year 2000 compliance will not be necessary. Implementation will take place as early a possible following the purchase of the system, and is expected to be completed no later than June 30, 1999.


     The Company does not presently maintain direct interfaces with any third-party vendors. The Company has made various queries of its significant suppliers that do not share information systems with the Company (external agents). To date, the Company is not aware of any external agent with a Year 2000 issue that would materially impact the Company's results of operations, liquidity, or capital resources. However, the Company has no means of assuring that external agents will be Year 2000 ready. The inability of external agents to complete their Year 2000 resolution process in a timely fashion could materially impact the Company. The effect of non-compliance by external agents is not determinable.


     The total cost of the Company's Year 2000 project is estimated at $25,000, which will be funded through operating cash flows. To date, the Company has not incurred any direct costs related to its Year 2000 project. The project costs will consist principally of the cost of new software, which will be capitalized.

     Management of the Company believes it has an effective plan in place to resolve the Year 2000 Issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of its Year 2000 project. In the event that the Company does not complete any additional phases, the Company could be unable to take customer orders, manufacturer and ship products, invoice customers or collect payments. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company.


     The Company currently has no contingency plans in place in the event it does not complete all phases of its Year 2000 project. The Company plans to evaluate the status of completion in June 1999 and determine whether such a plan is necessary.


                                    BUSINESS

     The Company is engaged in developing, manufacturing and selling the following three categories of healthcare products: (i) needle-free drug delivery systems, (ii) intraoral dental cameras and related products, and (iii) diagnostic audiometric medical devices. The Company recently announced its intention to focus upon the needle-free drug delivery systems and to dispose of the other product lines.

Needle-Free Drug Delivery Systems
---------------------------------

     Through ESI, the Company is in the business of developing, manufacturing and marketing its INJEX(TM) needle-free injector system (the "INJEX(TM) System"), a hand-held, spring-powered device that injects drugs from a needle-free syringe through the skin as a narrow, high pressure stream of liquid. The name INJEX(TM) is a registered trademark of ESI. The INJEX(TM) System eliminates the need to pierce skin with a sharp needle and manipulate a plunger with the needle inserted through the skin, thus eliminating the risk of potentially contaminated needle stick incidents and the resulting blood-borne pathogen transmission. The INJEX(TM) System is smaller, easier to use, less expensive and more comfortable than previous needle-free injection systems marketed by ESI's competitors, and the Company believes that the key to widespread market acceptance of the INJEX(TM) System will depend on its ability to compete on the basis of such criteria.

     On May 12, 1998, the Company acquired ESI in exchange for 600,000 shares of the Company's Common Stock, valued at approximately $2.6 million.

     A first generation INJEX(TM) System was tested and received 510(k) market clearance from the FDA in August 1995. The first generation system was not commercially marketed. Since then, certain improvements have been made to the System and the Company will begin marketing the improved second generation System in the United States by March 1999. The Company does not believe the modifications or enhancements made to the system for the current version require a new FDA 510(k) submission.

     The INJEX(TM) System consists of three components: (i) a pen sized reusable jet injector, (ii) a reset box which acts as a carrying case and resets the spring for the jet injector and (iii) a plastic, sterile, disposable ampule which contains the medication fluid. In addition, ESI has designed and will have produced disposable transfer adapters to be used as a channelling device between drug bottles and sterilized ampules for ampules that are delivered empty.

     To date, the Company has received initial orders for both testing and end-user purposes. The Company currently has adequate manufacturing capacity in place for the injector pens and reset boxes, but does not currently possess the manufacturing capacity for the ampules required for utilization of the Systems. The Company expects that by early March 1999, it will have limited production capabilities for the ampules in place, and intends to expand its manufacturing capacity throughout 1999 in order to meet current and expected future demand.

     The INJEX(TM) System is currently designed to deliver variable doses of fluid medication from .02 ml to .5 ml. The ampules can be pre-filled by the medication manufacturer for resale through pharmacies or delivered sterilized and empty to be filled by patients or providers of care using ESI's transfer adapter to transfer fluid from a standard medication vial.

     ESI's core technology can be used for many different drug delivery regimens and allows for needle-free injection into the subcutaneous tissue. There are many uses for this product including the physician's office, hospital and clinic environments, self administered injections by people with diabetes, allergies or human growth disorders and vaccine inoculations such as for polio, tetanus, rabies or flu. The INJEX(TM) System may also have applications in the dental and veterinary markets.

Intraoral Dental Cameras and
----------------------------
Related Products
----------------

     The largest segment of the Company's business today is the sale of intraoral dental camera systems and related dental products, which are sold through the Company's wholly-owned subsidiaries, DDS and Rosch GmbH. In January 1999, the Company announced its intention to divest its ownership of DDS, in order to focus on the continued development and marketing of the INJEX(TM) System. The Company had acquired DDS in May 1998 in exchange for 750,000 shares of the Company's Common Stock, valued at approximately $3 million, and $225,000 in cash. The Company will continue to sell dental products through Rosch GmbH.

     Intraoral cameras display close-up high quality color video or digital images of dental patients' teeth and gums. These images help dentists and other dental care workers in displaying dental health and hygiene problems. Using these systems, treatment plans, discussions and on-going patient information are enhanced so patients can better see, understand and accept treatment recommendations. The Company markets three kinds of camera systems, the DynaCamJ, the ViperCamJ and the ViolaJ.

     In 1997, the Company began selling and distributing the ViolaJ camera system, manufactured in Germany, in markets outside North America, South America and Australia. In September 1997, the Company received FDA clearance to sell this system. In November 1997, the Company began a marketing program to introduce the system in the United States. Due to differences in the U.S. and German markets, the Company has had only limited success in marketing the ViolaJ in the U.S. In particular, unlike the German and other European markets, where the majority of dental offices contain a single or small number of operatories (rooms where patients receive dental care), the majority of U.S. dental offices contain multiple operatories. The ViolaJ intraoral camera system, as currently designed, is generally not as cost effective for offices containing multiple operatories as systems designed for such uses such as the DynaCamJ and the ViperCamJ. The Company has now replaced its marketing of the ViolaJ in the U.S. with the DynaCamJ and ViperCamJ, although the Company expects to transition away from the ViperCamJ in Fiscal 1999.

     In the United States, the Company focuses its efforts on selling intraoral cameras as part of a complete digital operatory system, including cameras, dental and cosmetic imaging software, and related hardware and equipment. The Company also offers digital x-ray equipment that can be combined with its camera system.

     Digital operatory hardware and software allow the dentist and his/her assistants to capture and store the pictures taken by the intraoral camera on their computer system. Once digitized, these images are stored in a database for that specific patient and can be recalled for viewing and comparison. The basic system allows dentists to store over 45,000 individual images on their system as compared to four images on most intraoral camera systems. The dentist can enhance the picture, giving the patients a better view of their teeth and helps the patient accept the recommended treatment plan. Images can also be transferred to other dentists via the video conferencing module or on the Internet. The system also integrates with most practice management software packages, allowing the dentist to save time by not having to reenter the patient's name in each program.

     Cosmetic imaging software takes a digitized image of a patients smile and gives the dentist the ability to make changes to the smile. This allows the patient to see what their smile would look like if they accept the treatment proposed by the dentist. Cosmetic dentistry is the fastest growing part of a dental practice, and is also the most profitable to the dentist. Cosmetic imaging software allows the dentist to enhance this part of their practice and attract new patients.

     Digital x-ray is a new method of obtaining traditional dental x-rays. Instead of x-ray film being placed in the patient's mouth, exposed to radiation, then developed in a solution in a dark room, this system does it digitally. A small computer sensor, the size of the film, is placed in the mouth and exposed, using a 90% reduction in radiation. The image is instantly displayed on a computer screen and sent via computer into a data base containing the patient's file. The x-ray image can be enhanced and enlarged and measurements taken giving both the dentist and the patient more information. As with the other software sold by the Company, the image can be viewed and sent via video conferencing or on the Internet.

     Through DDS, the Company distributes Integra Medical's intraoral camera model # IMI-AC4 and certain related ViperSoft software packages throughout the United States. Through DDS, the Company also possesses a distribution agreement with the Sony Business and Professional Group, a division of Sony Electronic, Inc., for the distribution of printers, monitors and digital cameras. The Company also purchases and distribute various other products relating to digital operatory system without formal distribution agreements. These include computers, computer accessories and workstation cards.

Diagnostic Audiometric Medical Devices
--------------------------------------
     Historically, the Company's business was based primarily on the development, manufacture and sale of four different models of Tympanometers(R). However, based upon a change in the strategic direction of the Company announced in January 1999, the Company intends to divest its interest in its audiometrics business unit. The Company will continue to manufacture and sell its audiometrics product line until such time as an acceptable sales agreement is reached and completed.

     The Company also manufactures and sells an audiometer, the Pilot(R) Audiometer, which uses sound presented automatically at descending decibel levels to screen for hearing loss.

     The name Tympanometer(R) is a registered trademark of the Company. The Tympanometer(R), an automatic impedance audiometer, is a medical diagnostic instrument which, by applying a combination of air pressure and sound to the ear drum, identifies diseases and disorders of the middle ear which are not revealed by standard hearing tests. In September 1995, the Company introduced the Race Car(TM) Tympanometer, which is directed for use in screening pre-school children for hearing disorders. In December 1996, the Company began selling the QuikTymp(R) Tympanometer, a version of the Race Car(TM) Tympanometer that can test for middle ear disease in adults and children.

     The test of the middle ear to detect disease is called "tympanometry." Tympanometry detects middle ear diseases (regardless of whether such diseases have resulted in a hearing loss) by using specialized instruments to test the response of the middle ear muscle to sound stimulus, the functioning of the nerve endings which transmit the hearing message to the brain, and the functioning of the middle ear to determine the presence of any disease. Certain types of middle ear diseases may not initially cause hearing loss and, consequently, cannot be discovered or diagnosed in their early stages by standard hearing tests. By the time those diseases cause discernible hearing loss, the damage to the ear may be extensive and often irreparable. Early detection through the use of tympanometry permits treatment which, in many cases, can reverse or ameliorate the effects of the disease.

     The Company recognized that tympanometry had applications beyond the use of the ear specialists and could be used in the recognition and diagnosis of ear disorders by other practitioners if an instrument were developed which was fully automated and produced results which were easily interpreted. Consequently, in 1977, the Company introduced a Company-designed impedance audiometer called the Tympanometer(R). The Tympanometer(R) has a rubber tipped probe which is placed against the ear canal for a three second procedure that applies sound and air pressure to the ear drum and produces a graphic (hard copy) representation of the middle ear function. Family practitioners, pediatricians and allergists confront, on a daily basis, problems affecting the middle ear. The graphic result provided by the Tympanometer(R) eliminates the uncertainties which may result from visual examination. The person administering the Tympanometer(R) test, who may be a physician, school nurse or other health care professional, can determine from the graph whether the ear condition is caused by an infection, a perforation of the ear drum, a retraction of the ear drum or other pathological condition, and can treat the condition or refer the patient to the appropriate specialist.

     In fiscal 1996, the Company introduced the Race Car(TM) Tympanometer to the marketplace. The Race Car(TM) Tympanometer is designed to test for middle ear disease in young children using up-dated graphics for visual distraction of the child during testing.

     In fiscal 1997, the Company presented the new Quik Tymp(R) Tympanometer line at the Health Industry Distributors Association (HIDA) Meeting. The Quik Tymp(R) Tympanometer tests for middle ear disease in children and adults. This easy to use unit features the Company's "Little Car" visual distraction for testing children and the traditional graph display for adults. The Quik Tymp(R) can include the option of a built-in pure tone audiometer. Marketing commenced in December 1996.

     In August 1994, the Company completed the design process and began production of the Pilot(R) Audiometer, an audiometer which facilitates the testing for hearing loss in very young children. The Pilot(R) Audiometer performs "select picture" and puretone audiometry and is particularly useful in screening young children for hearing loss because it is as simple as identifying pictures. A test board with twelve easily identifiable pictures is displayed within reach of the child, who is outfitted with a headset connected to an audiometer. The child is then asked, through the headset, to identify ten pictures presented at eight descending decibel levels. Select picture audiometry is a technique developed by the Mayo Clinic in the 1960s and has been used by audiologists for decades. Using new digital voice chip technology, the Company has automated the procedure so that it can be used simply and efficiently in a primary care or screening environment.

Product Development
-------------------

     The Company is committed to fund the developing, manufacturing capabilities and marketing necessary to bring the INJEX needle-free injection system to market in the United States by March 1999, and to continue increasing manufacturing capacity based on demand. The Company anticipates that approximately $1 million may be required for these purposes.

     The Company has not presently committed any significant funds for research and development with respect to the intraoral camera equipment it markets.

Government Regulation
---------------------

     Government regulation in the United States and certain foreign countries is a significant factor in the Company's business. In the United States, the Company's products and its manufacturing practices are subject to regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act ("FDC Act"), and by other state regulatory agencies. Under the FDC Act, medical devices, including those under development by the Company, such as its needle-free injection system, must receive FDA clearance or approval before they may be sold, or be exempted from the need to obtain such clearance or approval. The FDA regulatory process may delay the marketing of new systems or devices for lengthy periods and impose substantial additional costs. Moreover, FDA marketing clearance regulations depend heavily on administrative interpretation, and there can be no assurance that interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. There can be no assurance that the Company will be able to obtain clearance of any future Company products or any expanded uses of current or future Company products in a timely manner or at all. In addition, even if obtained, FDA clearances are subject to continual review, and if the FDA believes that the Company is not in compliance with applicable requirements, it can institute proceedings to detain or seize the Company's products, require a recall, suspend production, distribution, marketing and sales, enjoin future violations and assess civil and criminal penalties against the Company, its directors, officers or employees. The FDA may also suspend or withdraw market approval for the Company's products or require the Company to repair, replace or refund the cost of any product manufactured or distributed by the Company. FDA regulations also require the Company to adhere to certain "Good Manufacturing Practices" ("GMP") regulations, which include validation testing, quality control and documentation procedures. The Company's compliance with applicable regulatory requirements is subject to periodic inspections by the FDA. The Company will need 510(k) approval for any new medical products which are developed in the future. Compliance with these requirements requires the Company to expend time, resources and effort in the areas of production and quality control for itself and for its contract manufacturers. Moreover, there can be no assurance that the required regulatory clearances will be obtained, and those obtained may include significant limitations on the uses of the product in question. In addition, changes in existing regulations or the adoption of new regulations could make regulatory compliance by the Company more difficult in the future.

     Although the Company believes that its products and procedures are currently in material compliance with all relevant FDA requirements, the failure to obtain the required regulatory clearances or to comply with applicable regulations would have a material adverse effect on the Company.

     Sales of medical devices outside the United States that are manufactured within the United States are subject to United States export requirements, and all medical devices sold abroad are subject to applicable foreign regulatory requirements. Legal restrictions on the sale of imported medical devices vary from country to country. The time and requirements to obtain approval by a foreign country may differ substantially from those required for FDA approval. There can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries.

Patents and Trademarks
----------------------

     With respect to the Company's INJEX(TM) needle-free drug injection system, the Company holds two United States patents and has applied for nine foreign patents. The Company also possesses certain registered trademarks and copyrights for names which it believes are important to its business.

Properties
----------

         The Company's administrative offices and audiometric operations are located in Amherst, New Hampshire in facilities containing 7,800 square feet leased to the Company for three years at $3,800 per month under a lease expiring in May 2001. In connection with its announcement on January 5, 1999, upon divesting of the audiometric business the Company will seek to sub-lease or enter in another arrangement to minimize future lease costs for this facility.

     DDS  maintains its  administrative  and sales  operations  in  Gainesville,
Georgia,   where  it  rents  a  facility  containing  2,000  square  feet  on  a month-to-month basis at $1,800 per month.

     ESI maintains its administrative and sales operations in San Diego, California, where it leases a facility containing 1,200 square feet under a renewable quarterly lease expiring in March 1999 at $750 per month. ESI is also leasing a production facility in Aliso Viejo, California containing approximately 1,700 square feet at $2,000 per month.

     Rosch GmbH maintains its administrative and sales offices in Berlin, Germany, where it leases a facility containing 6,400 square feet at $8,800 per month under a lease expiring in May 2002.

     The Company believes that these facilities are adequate for its current business needs.

Marketing
---------

     The Company plans to market and distribute the INJEX(TM) System for home care applications such as for people with diabetes, allergies, human growth disorders, arthritis, osteoporosis or other diseases involving in home self injections. It also plans to have licensing and joint development agreements with drug companies and manufacturers of injectable pharmaceuticals in the United States. The Company expects that product sales will be directed to pharmaceutical companies, pediatric clinics, infectious disease wards, and outpatient clinics where the threat of accidental needle pricks and patient trauma are highest. The Company's marketing plans may change significantly depending on its discussions with drug companies and manufacturers and its success in securing licensing and/or joint development agreements with such entities.

     In August 1998, the Company entered into an agreement to supply La Sociedad Mercantil Mexicana ("LSM") with the INJEX(TM) System for use in LSM's clinic in Baja California and for exclusive distribution within that geographic territory, subject to LSM purchasing specified quantities.

     In September 1998, the Company entered into an agreement to supply HNS International, a California corporation, with the INJEX(TM) System for exclusive distribution within Japan, subject to the distributor selling specified quantities within the territory.

     As of January 1999, the Company entered into an agreement for Precision Medmark Inc. ("PMM") to establish and manage a network of medical device dealers within the United States. Specifically excluded from such agreement are ampules pre-filled by pharmaceutical companies or for use in conjunction with specific proprietary drugs and individual stand-alone injectors to support initial sales of the pharmaceutical companies' products. The agreement with PMM is for an initial term of 18 months, with the renewal terms on a non-exclusive basis.

     The Company's intraoral camera systems and other dental products are marketed to dental practitioners throughout the United States by DDS through 32 independent regional dealers who are retained by DDS on a non-exclusive, best efforts basis. The ViolaJ system is marketed throughout Europe through Rosch GmbH. Rosch GmbH both distributes products directly and through regional dealers. In fiscal 1998, more than a majority of the Company's sales were in Europe.

     The market for the Company's audiometric products includes physicians, particularly those in medical specialties such as pediatrics, allergy medicine, family practice, otolaryngology and otology (the latter two specialties deal with diseases of the ear). The audiometric products are marketed mainly through independent regional dealers both domestically and internationally who sell principally hearing related health care products. These dealers are retained by the Company on a non-exclusive, best efforts basis. The Company also distributes these products throughout Europe using Rosch GmbH.

     The Company participates in exhibitions at major medical, educational and public health conventions. It also advertises its products domestically and internationally in journals for dentists, pediatricians, allergists, otolaryngologists, otologists and family practitioners and also for schools, public health clinics and HMOs.

Materials
---------

     The Company has not yet begun manufacturing the INJEX(TM) System for commercial distribution. The INJEX(TM) System's reusable injector pen and reset box are made of a combination of anodized aluminum and stainless steel metal parts. The injector has three molded parts and the reset box has four molded parts. The disposable plastic parts of the INJEX(TM) System include the ampule which contains the drug and the transfer device. All parts are made from molds and tools. The Company is outsourcing the manufacturing of all components, and is in the process of expanding manufacturing capacity to meet the current and expected future demand.

     The intraoral cameras and other dental equipment distributed by the Company are purchased from suppliers and resold to the Company's customers.

     The principal materials purchased by the Company in the manufacture of Tympanometers are electronic components, pumps and metal stamped parts. All of these materials are readily available from a number of sources in the quantities required. The graph paper and accessories sold for use with the Company's instruments are purchased by the Company from suppliers and resold to the Company's customers. In fiscal 1997, the Company received ISO 9000 certification in conformance with the international standard for the manufacture of medical devices with respect to its audiometric products.

Product Warranty
----------------

     The Company's intraoral camera systems are sold with the manufacturer's warranty. Neither DDS nor Rosch GmbH provide any additional warranties for the products they distribute.

     All audiometric products are sold with a one year warranty against defects in parts and workmanship. The Company repairs, at no charge, defects covered by the warranty if the instrument is returned to the Company's factory in Amherst, New Hampshire or to an authorized factory service station. If the repair is performed at the customer's office, there is no charge for warranty work. The Company believes that it has no warranty problem with its audiometric products.

     The Company plans to offer a one-year warranty on the injector component of its INJEX(TM) System.

Employees
---------

     At December 31, 1998, the Company and its subsidiaries had 49 employees, 16 of whom were management or administrative personnel, 21 were engaged in sales activities, and 12 were engaged in manufacturing and service related activities. In addition, when necessary, the Company uses independent engineering consultants for design support and new product development.

     None of the Company's employees is covered by collective bargaining agreements. The Company considers its employee relations to be satisfactory.

Competition
-----------

     The distribution of medical and dental devices is intensely competitive. The Company competes with numerous other companies, including several major manufacturers and distributors. Most of the Company's competitors have greater financial and other resources than the Company. Consequently, such entities may begin to develop, manufacture, market and distribute systems which are substantially similar or superior to the Company's products. Further, other companies may enter this marketplace. No assurance can be given that the Company will be able to compete against these other companies which may have substantially greater marketing and financial resources than the Company.

     The Company's INJEX(TM) needle-free injection system will compete with standard needle syringes, safety syringes and other manufacturers of needle-free injection systems. These competitors have been in business longer than the Company and have substantially greater technical, marketing, financial, sales, and customer service resources. Becton, Dickinson and Company ("BDC") has as much as 85% of the domestic needle syringe market. BDC has very low product cost and high quality through superior manufacturing. BDC has also entered in marketing and distribution arrangements with Medi-Ject, Inc., a manufacturer of needle-free injection systems.

     Medi-Ject, Inc., founded in 1979, has previously marketed a needle-free injector system known as the "MediJector," which consists of an injector without a removable or disposable component. Medi-Ject, Inc. has a collaborative arrangement with BDC and has also entered into various licensing and development agreements with multi-national pharmaceutical and medical device companies covering the design and manufacture of customized injection systems for specific drug therapies.

     The other principal manufacturer of needle-free injection systems is Bio-Ject Inc., formed in 1985. Bio-Ject, Inc. has sold a CO2 powered injector since 1993. The injector is designed for and used almost exclusively for vaccinations in doctors' offices or public clinics.

     Two other companies, Health-Mor Personal Care Corp. and Vitajet Corporation, currently sell coil spring injector systems. Vitajet has recently introduced a product which incorporates a disposable needle-free syringe. Vitajet was recently acquired by Bio-Ject.

     Safety syringes are presently made by a small number of new firms, none of which has a significant share of the total syringe market. BDC also manufactures these devices, but the high cost of safety syringes and the continued problem of controlled disposal has weakened the demand for them.

     The Company expects ESI to compete with the smaller safety syringe manufacturers and jet injector firms, based on health care worker safety, ease of use, reduced overall costs of controlled disposal and patient comfort. The Company expects that when all indirect costs are considered, the INJEX(TM) System should be able to successfully compete on a cost basis.

     With respect to the intraoral camera market, the Company has at least five major competitors in the video market which the Company views as being largely mature with little room for growth. Conversely, the digital camera market is expanding with no one company or group of companies yet dominating the market. Nevertheless, the Company anticipates that the digital market will become increasingly competitive as demand among dental practitioners grows for digital equipment.

     There has been some recent consolidation among the Company=s major competitors in the audiometric business, which has resulted in some price erosion for those products. The major competitive factors are price, utilization of latest technology and ease of use. In fiscal year 1996, the Company completed the redesign of its Tympanometer(R) line to take advantage of more cost effective technology and to address customer needs.

                                LEGAL PROCEEDINGS

     On June 26, 1998, Christer O. Andreasson filed an action against ESI, the Company, and four former directors of ESI, in Superior Court of California, County of San Diego, seeking an indeterminate amount of damages arising from his employment relationship with ESI over several months spanning late 1995 and early 1996, which was prior to the Company's acquisition of ESI. The parties are presently in settlement negotiations.


     On December 10, 1998, Charles S. Aviles, Jr. and Barry Hochstadt, former shareholders, officers and employees of DDS, filed an action in Superior Court of California, County of Orange, against Henry Rhodes, the President and a former shareholder of DDS, DDS and the law firm that had represented DDS and its shareholders during its acquisition by the Company, seeking damages in excess of $1,000,000 and an indeterminate amount of punitive damages and costs arising from the plaintiffs' prior relationships with DDS. On January 13, 1999, the action was removed to the United States District Court for the Central District of California. Although this action is at a preliminary stage, discovery has not yet commenced and DDS has not yet answered or otherwise moved before the federal court, based upon its present knowledge, the Company believes that DDS has meritorious defenses to the allegations against it.

                                   MANAGEMENT


Executive Officers, Directors and Other Significant Employees
-------------------------------------------------------------

     The  following  table  sets  forth  certain   information   concerning  the
directors, executive officers and other significant employees of the Company as of January 31, 1999.

                                                                                            Year Became
              Name               Age             Position with the Company                   Director
              ----               ---             -------------------------                  -----------
    Thomas A. Slamecka            57     Chairman of the Board and Director                    1996
    Michael T. Pieniazek          40     President, Chief Financial Officer,                    N/A
                                         Treasurer and Secretary
    Blake C. Davenport            31     Director                                              1997
    Andy Rosch                    38     Director and General Manager of Rosch                 1997
                                         GmbH
    Marcus R. Rowan               37     Director                                              1996

     The terms of the Board of Directors will expire at the next annual meeting of stockholders. The Company's officers are elected by the Board of Directors and hold office at the will of the Board.

     Thomas A. Slamecka has been Chairman of the Board for the Company since February 1997, and a director of the Company since October 1996. Mr. Slamecka was President of the ConAgra Poultry Company, Inc., Duluth, Georgia, from 1995 to February 1997, and from 1990 to 1994, he was President and Chief Executive Officer of CEEC Inc., Atlanta, Georgia.

     Michael T. Pieniazek has been President of the Company since April 1997 and Chief Financial Officer and Treasurer since July 1995, and Secretary since January 1996. From 1987 to 1995, Mr. Pieniazek served in various executive positions, the last having been Executive Vice President and Chief Financial Officer, for Organogenesis Inc., a Massachusetts-based, biotechnology company. From 1980 to 1987, Mr. Pieniazek was an auditor with Coopers & Lybrand LLP.

     Blake C. Davenport has been a director of the Company since December 1997. For more than the past five years, he has been the President and owner of Davenport Interests, Inc., a private investment company.

     Andy Rosch has been a Director of the Company since December 1997 and General Manager of Rosch GmbH since July 1990.

     Marcus R. Rowan has been a director of the Company since October 1996. For more than the past five years he has been President of Berkshire Interests, Inc., Dallas, Texas, which specializes in commercial real estate and investments.

     There is no family relationship among the directors or executive officers of the Company.

Director Compensation
---------------------

     In October 1996, the Company granted each director an option under the 1996 Stock Option Plan for 10,000 shares of Common Stock exercisable at $4.38 per share vesting after one year and terminating no later than five years from grant. Upon Dr. Newbower becoming a director, he received an option to purchase 10,000 shares and also received an option for 5,000 for agreeing to serve as Chairman of the Company's Scientific Advisory Board, which options are exercisable at a price of $3.00 per share, vesting on August 1, 1999 and exercisable for five years.

     Non-employee directors are each paid $1,000 per board meeting attended plus travel expenses, and $500 per meeting for participating in telephonic board meetings.

Committees
----------

     The only Board Committee is an Audit Committee consisting of Messrs. Davenport and Rowan. The Audit Committee has general responsibility for oversight of financial controls and for accounting and audit activities of the Company.

                             EXECUTIVE COMPENSATION

     The following table sets forth all cash compensation for the fiscal year ended July 31, 1998 of the executive officers whose compensation exceeded $100,000 and of all executive officers as a group for services rendered to the Company.

CASH COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------
                                        Fiscal                                       # Options       Long Term
   Name and Principal Position           Year             Salary         Bonus        Granted          Awards
------------------------------------------------------------------------------------------------------------------
        Thomas A. Slamecka               1998            $100,000          C          318,550            C
             Chairman
------------------------------------------------------------------------------------------------------------------
        Michael Pieniazek                1998            $125,000          C          402,750            C
        President and CFO
------------------------------------------------------------------------------------------------------------------
                                         1997            $113,000          C             C               C
------------------------------------------------------------------------------------------------------------------

Aggregated Option Exercises for the Fiscal Year Ended July 31, 1998 and FY-End Option Values

------------------------------------------------------------------------------------------------------------------
                                                                           Number of
                                                                          Unexercised      Value of Unexercised
                                                                       Options at FY-End   In-the-Money Options
                                                                              (#)              at FY-End ($)
------------------------------------------------------------------------------------------------------------------
                            Shares Acquired on                           Exercisable/           Exercisable/
          Name                 Exercise (#)      Value Realized ($)     Unexercisable         Unexercisable
------------------------------------------------------------------------------------------------------------------
Thomas A. Slamecka              100,000              12,500                528,550/0            1,080,750/0
------------------------------------------------------------------------------------------------------------------
Michael T. Pieniazek             50,000               6,250                382,750/0             799,061/0
------------------------------------------------------------------------------------------------------------------

Employment Agreements

     As of January 1, 1998, the Company entered into an Employment Agreement with Thomas A. Slamecka to serve as Chairman of the Board for an initial term terminating on March 15, 2001, subject to annual renewals, and his February 1997 Employment Agreement was terminated. Mr. Slamecka receives an annual base salary of $52,000 through July 31, 1998 and thereafter at $100,000, plus a profits bonus equal to 10% of the amount that consolidated net after-tax operating profits exceeds $500,000, provided for such year the Company earns a 12% return on its Common Stock equity, and may also receive a supplemental bonus. The Employment Agreement also provided for the grant of options to him for the purchase of 400,000 shares of Common Stock at $1.00 per share, which was the fair market value of the Company's Common Stock on the date of grant, vesting immediately as to 212,500 shares and the balance vesting at 46,875 shares per month through May 1998. The Company is to issue 100,000 shares of Common Stock to Mr. Slamecka if during the term of his employment the closing price for the Common Stock is at least $20 per share for a period of three consecutive trading days. Further, the Employment Agreement provides that if the Company issues any shares of Common Stock (other than pursuant to compensation or employee benefit plans) it will grant to Mr. Slamecka additional options to purchase shares equal to 9.3% of the outstanding Common Stock at a purchase price equal to the per share price of the shares issued by the Company (but not less than $1.00 per share). In calculating Mr. Slamecka's ownership for purposes of such 9.3% level, unvested options held by him and shares sold by him during the initial term of the Employment Agreement would be included in such calculation. In addition, the Company agreed to make available certain loans to Mr. Slamecka, see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

     As of January 1, 1998, the Company entered into an Employment Agreement with Michael T. Pieniazek to serve as President for an initial term of three years terminating on December 31, 2001, subject to automatic renewal for consecutive one-year terms unless terminated not less than 60 days prior to end of any term. Mr. Pieniazek receives an annual base salary of $125,000 and a discretionary bonus. The Agreement also provided for the grant of options to Mr. Pieniazek to purchase 250,000 shares of Common Stock at $1.00 per share, which was the fair market value of the Company's Common Stock on the date of grant, vesting immediately as to 150,000 shares, vesting ratably over the succeeding seven months as to the balance, and for the Company to issue 50,000 shares of Common Stock to Mr. Pieniazek if during the term of his employment the closing price for the Common Stock is at least $20 per share for three consecutive trading days. In addition, the Employment Agreement provides that if the Company issues any shares of Common Stock (other than pursuant to compensation or employee benefit plans) it will grant to Mr. Pieniazek additional options to purchase shares in amount equal to 6.5% of such issuance. In calculating Mr. Pieniazek's ownership for purposes of such 6.5% level, unvested options held by him and shares sold by him during the term of the Employment Agreement would be included in such calculation.

     The Employment Agreements of Messrs. Slamecka and Pieniazek provide for lump sum payments equal to 2.99 times the current base salary, plus continuation of health benefits for 12 months, upon a change of control of the Company. A change of control of the Company would include a person or group becoming the beneficial owner of 20% of the voting power of the Company's securities or individuals who are current directors of the Company, or successors chosen by them, cease to constitute a majority of the whole Board of Directors. In the event the amount payable upon a change of control would result in the application of an excise tax under Section 4999 of Internal Revenue Code of 1986, as amended, the payment would be made over such period of time in order not to cause the application of such excise tax.

     On May 5, 1998, upon the closing of the DDS Merger, DDS entered into an Employment Agreement with Mr. Rhodes pursuant to which he serves as President of DDS for an initial term of three years at an annual base salary of $125,000. Mr. Rhodes was also granted stock options to purchase up to 100,000 shares of the Company's Common Stock at an exercise price of $1.00 per share, vested as of May 5, 1998, and stock options to purchase 100,000 shares of the Company's Common Stock at an exercise price of $3.00 per share, vested as of November 1, 2000, all such stock options expire in May 2003.

     On May 12, 1998, upon the closing of the ESI Merger, ESI entered into Employment Agreements with Lawrence Petersen and Richard Battelle. Mr. Petersen serves as President of ESI for an initial term of three and one-half years at an annual salary of $125,000. Mr. Petersen was also granted stock options to purchase an aggregate of 100,000 shares of the Company's Common Stock, 50,000 of such options at an exercise price of $1.00 per share, with 5,000 of such options immediately vested and 45,000 of such options to vest ratably over the term of the Employment Agreement, and the remaining 50,000 of such options at an exercise price of $3.00 per share, with 5,000 of such options immediately vested and 45,000 of such options to vest ratably over the term of the Employment Agreement. Mr. Battelle serves as Director of Finance and Administration of ESI for an initial term of one year at an annual salary of $60,000, and was also granted stock options to purchase an aggregate of 40,000 shares of the Company's Common Stock, 20,000 of such options at an exercise price of $1.00 per share to vest ratably over the term of the Employment Agreement, and the remaining 20,000 of such options at an exercise price of $3.00 per share to vest ratably over the term of the Employment Agreement. All such stock options granted to Mr. Petersen and Mr. Battelle expire in May 2003.

     On December 18, 1997, upon the closing of the purchase by the Company of the remaining 50% of the outstanding capital stock of Rosch GmbH, Rosch GmbH entered into an amendment to the employment agreement for Andy Rosch pursuant to which he serves as Managing Director of Rosch GmbH. Under the agreement, as amended, Mr. Rosch is to serve as Managing Director of Rosch GmbH for an initial term of three years, terminating on December 31, 2000, and automatically renewable for one-year terms thereafter unless either party gives notice of an intention not to renew not less than three months prior to the end of any term. Mr. Rosch is to receive an annual base salary of 200,000 DM and an annual cash bonus equal to 1% of net sales of Rosch GmbH, but not to exceed the amount of his base salary.

Stock Options

     In 1995, the Company granted an option to Michael T. Pieniazek, an executive officer, to purchase a total of 30,000 shares of the Company=s Common Stock, at an exercise price of $1.41, which was the fair market value on the date of grant. There remains outstanding an option for 30,000 shares which is exercisable and expires no later than four years from the date of grant.

     In May 1996, the Company granted to a consultant an option to purchase a total of 13,333 shares of the Company's Common Stock at $7.50 per share, which was the fair market value on the date of grant. The option is exercisable and expires no later than three years from the date of grant.

     In October 1996, the Company's stockholders approved the 1996 Stock Option Plan (the "Option Plan") providing for the issuance of up to 300,000 shares of the Company's Common Stock. The Option Plan is administered by the Board of Directors or an Option Committee. Options granted under this Plan would be either incentive stock options or non-qualified stock options which would be granted to employees, officers, directors and other persons who perform services for or on behalf of the Company. Options are exercisable as determined at the time of grant except options to officers or directors may not vest earlier than six months from the date of grant, and the exercise price of all the option cannot be less than the fair market value at the date of grant. At December 31, 1998, options for an aggregate of 280,000 shares were granted, of which options for 88,000 shares were exercised, options for 12,000 shares were cancelled and options for 180,000 shares remaining outstanding at an exercise price of $1.00 per share and expiring from January 2002 to February 2002.

     Pursuant to Employment Agreements with Messrs. Slamecka, Pieniazek, Rhodes, Petersen and Battelle, the Company has granted stock options to such persons and in the cases of Messrs. Slamecka and Pieniazek is obligated to grant additional options upon certain issuances of Common Stock. See "Employment Agreements" herein.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As of July 31, 1998, the Company had loaned Thomas A. Slamecka, Chairman of the Board, an aggregate of $141,600 pursuant to his Employment Agreement. The Employment Agreement provided that the Company make available to Mr. Slamecka a loan in the amount of $8,333.33 each month during the initial term of such Agreement, which is through March 15, 2001. The loans bear interest at 7% per annum and mature on the earliest of (i) March 2002, (ii) two years after termination of the Employment Agreement other than termination for cause by the Company or (iii) upon the Company terminating the Agreement for cause; provided that the loan would be forgiven (A) if Mr. Slamecka remains in the employ throughout the initial term, (B) the Company terminates the Agreement other than for cause, or (C) upon acquisition or change of control of the Company. Mr. Slamecka has the election to repay the loans either in cash or in securities of the Company.

     In September 1998, the Company entered into a $505,000 line of credit agreement with Guardian Financial Services, Inc., which is owned by Mr. Slamecka. As of December 31, 1998, the Company had outstanding $300,000 under the line of credit. The line of credit bears interest at the rate of 10% per annum, is to be secured by the Company's assets and expires on February 28, 1999.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of January 31, 1999 concerning (i) persons known to the Company to be the beneficial owners of more than 5% of the Company's Common Stock, (ii) the ownership interest of each director and executive officer of the Company listed in the compensation table and (iii) by all directors and executive officers as a group. Note: stock options and warrants are considered presently exercisable if exercisable within 60 days of January 31, 1999.

----------------------------------------------------------------------------------------------------------
                                                                              Amount &
                                                                              Nature of
          Name and Address of                                                Beneficial        Percent of
           Beneficial Owner                            Status                 Ownership          Class*
----------------------------------------------------------------------------------------------------------
Liviakis Financial Communications, Inc.  Stockholder                        1,192,371 shs        15.5%
2420 K Street
Sacramento, California  95816
----------------------------------------------------------------------------------------------------------
Thomas A. Slamecka**                     Director and Chairman                834,550 shs(1)     10.2%
----------------------------------------------------------------------------------------------------------

Jubilee Investors LLC                    Stockholder                        3,409,110 shs(2)     30.8%
c/o West End Capital LLC
One World Trade Center
Suite 4563
New York, New York  10048

----------------------------------------------------------------------------------------------------------
Robert B. Prag                           Stockholder                          397,457 shs         5.2%
2420 K Street
Sacramento, California  95816
----------------------------------------------------------------------------------------------------------

Marcus R. Rowan**                        Director                             357,000 shs(3)      4.5%

----------------------------------------------------------------------------------------------------------
Michael T. Pieniazek**                   President and CFO                    434,750 shs(4)      5.4%
----------------------------------------------------------------------------------------------------------
Andy Rosch**                             Director                             310,000 shs         4.0%
----------------------------------------------------------------------------------------------------------
Blake C. Davenport**                     Director                              70,000 shs(5)      0.9%
----------------------------------------------------------------------------------------------------------

All Executive Officers and
Directors as a
Group (5 persons)                                                           2,006,300 shs(6)      22.4%

----------------------------------------------------------------------------------------------------------

----------
1)   Includes presently exercisable options for 528,550 shares.


2) Represents an estimate of one and one-half times the total number of shares which Jubilee Investors LLC would receive upon conversion of its 3,000 shares of Series A Preferred Stock.

3) Includes presently exercisable options 310,000 shares. Represents shares owned directly by Mr. Rowan and his IRA and Keogh account.

4)   Includes presently exercisable options for 382,750 shares.

5)   Includes presently exercisable options to purchase 50,000 shares.


6)   See Notes 1, 3, 4 and 5.


* Based upon 7,660,964 shares of Common Stock outstanding on January 31, 1999. Percentage ownership is calculated separate for each person on the basis of the actual number of outstanding shares as of such date, and assumes the exercise of certain stock options and warrants held by such person (but not by anyone else) exercisable within sixty days of January 31, 1999.

** The address of the persons listed above is c/o American Electromedics Corp., 13 Columbia Drive, Suite 5, Amherst, New Hampshire 03031.

                            DESCRIPTION OF SECURITIES

Common Stock

     The Company is authorized to issue 20,000,000 shares of Common Stock, $.10 par value, of which 7,660,964 shares were issued and outstanding as of January 31, 1999.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted by stockholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares of Common Stock voted for the election of directors can elect all of the directors.

     The holders of shares of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation are entitled to share pro rata in any distribution to holders of Common Stock. No dividends have ever been declared by the Board of Directors on the Common Stock. See "DIVIDEND POLICY." All of the outstanding shares of Common Stock are, and all shares sold hereunder will be, when issued upon
payment   therefor,   duly   authorized,   validly   issued,   fully   paid  and
non-assessable.

Preferred Stock

     The Company is authorized to issue 1,000,000 shares of Preferred Stock, par value $.01 per share, issuable from time to time in one or more series, having such designation, rights, preferences, powers, restrictions and limitations as may be fixed by the Board of Directors. On May 5, 1998, the Company filed with the Delaware Secretary of State a Certificate of Designations establishing the Series A Preferred Stock consisting of 3,000 shares, and on February 3, 1999, the Company filed a Certificate of Designation establishing the Series B Preferred Stock consisting of 2,000 shares.

     Series A  Preferred  Stock.  The Series A  Preferred  Stock is  immediately
     ---------------------------
convertible into shares of Common Stock at a conversion rate equal to $1,000 divided by the lower of (i) $4.00 or (ii) 75% of the average closing bid price for the Common Stock for the five trading days immediately preceding the conversion date. The Company may force conversion of all (and not less than all) of the outstanding shares of Series A Preferred Stock at any time after the first anniversary of the effective date of the Registration Statement. There is no minimum conversion price. Should the bid price of the Common Stock fall substantially prior to conversion, the holders of the Series A Preferred Stock could obtain a significant portion of the Common Stock upon conversion, to the detriment of the then holders of the Common Stock.

     The Series A Preferred Stock has a liquidation preference of $1,000 per share, plus any accrued and unpaid dividends. The Company was to pay an annual dividend equal to 5% of the liquidation preference, which may be paid at the election of the Company in cash or shares of its Common Stock. Pursuant to a Registration Agreement, the dividend rate was increased to 12% on June 5, 1998 due to the Company's failure to file the Registration Statement covering the Common Stock underlying the Series A Preferred Stock within 30 days of the initial closing of the Series A Preferred Stock. The dividend rate was further increased to 18% effective October 3, 1998, since the Registration Statement was not declared effective within 120 days of the initial closing. The dividend rate will return to 5% once the Registration Statement is declared effective.

     The Company may redeem up to $1 million face amount of Series A Preferred Stock at a redemption price equal to 120% of the liquidation preference if the closing bid price of the Company's Common Stock is below $2.75 per share for five consecutive trading days.

     The Company may redeem an additional $1 million face amount of Series A Preferred Stock at a redemption price equal to 120% of the liquidation preferences if the closing bid price of the Company's Common Stock is below $2.50 per share for five consecutive dates.

     Series B Preferred Stock.  At February 3, 1999,  1,600  shares of Series B
     -------------------------
Preferred Stock were outstanding. The Series B Preferred Stock is convertible at any time after April 30, 1999 into shares of Common Stock at a conversion rate equal to $1,000 divided by the lower of (i) $2.00 or (ii) 75% of the average closing bid price for the Common Stock for the five trading days immediately preceding the conversion date. The Company may force conversion of all (and not less than all) of the outstanding shares of Series B Preferred Stock at any time after the first anniversary of the effective date of a registration statement covering the underlying shares of Common Stock. There is no minimum conversion price. Should the bid price of the Common Stock fall substantially prior to conversion, the holders of the Series B Preferred Stock could obtain a significant portion of the Common Stock upon conversion, to the detriment of the then holders of the Common Stock.

     The Series B Preferred Stock has a liquidation preference of $1,000 per share, plus any accrued and unpaid dividends. The Company is to pay an annual dividend equal to 5% of the liquidation preference, which may be paid at the election of the Company in cash or shares of its Common Stock.

     The Company may redeem shares of Series B Preferred Stock at a redemption price equal to 105% of the liquidation preference plus accrued dividends during the first 30 days after issuance and which redemption price increases to the greater of (a) 120% of the Redemption Amount or (b) the market price on a converted basis. Any redemption of the Series B Preferred Stock is subject to the prior consent of the holders of two-thirds of the outstanding Series A Preferred Stock.

     The Company is obligated to file a registration statement under the Securities Act for the shares of Common Stock underlying conversion of the Series B Preferred Stock. The registration statement must be filed no later than the later of (i) March 5, 1999 or (ii) 30 days after the day this Registration Statement first becomes effective, and must be declared effective within 90 days after filing, otherwise the Company would be subject to certain monetary penalties.

                              SELLING STOCKHOLDERS


     The Shares and Warrants offered by this Prospectus may be offered from time to time by the Selling Stockholders. The Selling Stockholders are comprised of:
(i) persons who own an aggregate of 5,059,851 shares of Common Stock which were purchased since October 1996 in private placements, (ii) holders of warrants and options to purchase an aggregate of 443,333 shares of Common Stock at exercise prices ranging from $1.00 to $7.50 per share and (iii) the Purchaser of the Series A Preferred Stock and the purchaser of the Warrants in the Preferred Stock Private Placement. None of the Selling Stockholders has held any position or office or had any material relationship with the Company or any of its predecessors or affiliates within three years of the date of this Prospectus, except for Thomas A. Slamecka, Marcus Rowan, Blake C. Davenport, Richard Battelle, Lawrence Petersen and Henry J. Rhodes. Mr. Slamecka has been the Chairman of the Board of the Company since February 1997, and a director of the Company since October 1996, Mr. Rowan has been a director of the Company since October 1996, Mr. Davenport has been a director of the Company since December 1997, Messrs. Battelle and Petersen were principals of ESI at the time of its acquisition by the Company in May 1998 and have continued as officers of ESI, and Mr. Rhodes was a principal of DDS at the time of its acquisition by the Company in May 1998 and has continued as an officer of DDS.


     The following table sets forth, as of February 23, 1998 and upon completion of this offering, information with regard to the beneficial ownership of the Company's Common Stock and Warrants by each of the Selling Stockholders.


     The information included below is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Common Stock and Warrants, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock and Warrants offered under this Prospectus will be sold.

                                                                                                                       Amount
                                                Shares          Warrants                                            Beneficially
                                             Beneficially      Beneficially                                             Owned
                                              Owned Prior      Owned Prior       Shares to be    Warrants to be         After
              Name(1)                         to Offering      to Offering         Offered          Offered          Offering(2)
              -------                         -----------      -----------         -------          -------          -----------
Stanley I. Aber                                  12,800            N/A              12,800            N/A                 0
Arthur Adams                                     14,546            N/A              14,546            N/A                 0
Alexander Enterprise Holdings Corp.               6,700            N/A               6,700            N/A                 0
Saul Amber                                       38,221            N/A              38,221            N/A                 0
Jose Arozamena                                    6,700            N/A               6,700            N/A                 0
Charles S. Aviles, Jr.                          250,000            N/A             250,000            N/A                 0
David Ballinger                                   3,637            N/A               3,637            N/A                 0
Richard Battelle                                 11,151            N/A              11,151            N/A                 0
John and Debra Blum                              10,909            N/A              10,909            N/A                 0
Edward A. Borrelli                               10,000            N/A              10,000            N/A                 0
Jonathan F. Boucher                              32,000            N/A              32,000            N/A                 0
Charles Brown                                     3,637            N/A               3,637            N/A                 0
Martin Brown and Eleanor Brown                    2,546            N/A               2,546            N/A                 0
Arthur Buls                                       9,091            N/A               9,091            N/A                 0
Randie Burrell                                    3,637            N/A               3,637            N/A                 0
Thomas Cabe                                     100,000            N/A             100,000            N/A                 0
Cedar Capital                                    15,000            N/A              15,000            N/A                 0
David Chazin                                      2,728            N/A               2,728            N/A                 0
Neal Chazin                                       1,818            N/A               1,818            N/A                 0
John Cho                                          8,421            N/A               8,421            N/A                 0
Violet Clark                                      1,818            N/A               1,818            N/A                 0
Cohig & Associates Inc.(3)                       30,000            N/A              30,000            N/A                 0
Simon Coley                                       7,500            N/A               7,500            N/A                 0

                                                                                                                       Amount
                                                Shares          Warrants                                            Beneficially
                                             Beneficially      Beneficially                                             Owned
                                              Owned Prior      Owned Prior       Shares to be    Warrants to be         After
              Name(1)                         to Offering      to Offering         Offered          Offered          Offering(2)
              -------                         -----------      -----------         -------          -------          -----------
Harvey H. Conger Trust No. 2                    128,000            N/A             128,000            N/A                 0
Steven Crouch                                     4,000            N/A               4,000            N/A                 0
Amy Davenport                                    25,000            N/A              25,000            N/A                 0
Blake C. Davenport(4)                            70,000            N/A              50,000            N/A              20,000
Robert M. Davenport                             178,000            N/A              58,000            N/A              120,000
Robert M. Davenport Jr.                          25,000            N/A              25,000            N/A                 0
Helen Derosis                                     3,637            N/A               3,637            N/A                 0
Henry Eisenson                                    1,212            N/A               1,212            N/A                 0
David Epstein                                     1,818            N/A               1,818            N/A                 0
Michael Erro                                      1,818            N/A               1,818            N/A                 0

Andrew Fackrell                                   5,000            N/A               5,000            N/A                 0
Daniel Faucetta                                   9,891            N/A               9,891            N/A                 0
Louise Jane Felitti                               3,637            N/A               3,637            N/A                 0
Joseph Ferrano                                      728            N/A                 728            N/A                 0
Harry Fields                                      2,728            N/A               2,728            N/A                 0
James Flynn and Julie Flynn                       3,637            N/A               3,637            N/A                 0
Erwin Fried and Jenny Fried                      25,000            N/A              25,000            N/A                 0
Jack Friedler and Stefanie                       50,000            N/A              50,000            N/A                 0
   Friedler JTWROS
Harold Geliebter                                  7,578            N/A               7,578            N/A                 0
Paul Ghizzone and Julia Ghizzone                  7,273            N/A               7,273            N/A                 0
J. Gilliland                                      3,637            N/A               3,637            N/A                 0
Malcolm Goekler                                   7,273            N/A               7,273            N/A                 0
Bar-Giora Goldberg                                1,212            N/A               1,212            N/A                 0
Jay Grunfeld                                      4,210            N/A               4,210            N/A                 0
Arnold Hagler                                    27,273            N/A              27,273            N/A                 0
Andrew M. Hall                                   10,000            N/A              10,000            N/A                 0
Barry A. Hochstadt                              250,000            N/A             250,000            N/A                 0
David W. Hood and Ellen P.                       10,000            N/A              10,000            N/A                 0
   Hood JTWROS
Sam W. Hunsaker                                  25,000            N/A              25,000            N/A                 0
Dean Hyde and Doris Hyde                          2,546            N/A               2,546            N/A                 0

Jubilee Investors LLC(5)                      3,409,110            N/A           3,409,110            N/A                 0

Frederic Kakis                                   10,909            N/A              10,909            N/A                 0
Eugene Preston Keogh                              5,000            N/A               5,000            N/A                 0
Henry Kim                                         4,210            N/A               4,210            N/A                 0
Edith Kornberg                                    2,909            N/A               2,909            N/A                 0
H. Ward Lay                                     100,000            N/A             100,000            N/A                 0
Lay Trust                                       100,000            N/A             100,000            N/A                 0
William Lenartz                                   1,212            N/A               1,212            N/A                 0
John Lindeman                                    25,000            N/A              25,000            N/A                 0
Liviakis Financial                            1,192,371            N/A           1,192,371            N/A                 0
   Communications, Inc.
Robert Luedke                                    27,273            N/A              27,273            N/A                 0
Lee Machado                                       1,818            N/A               1,818            N/A                 0
Donald MacKay                                    33,664            N/A              33,664            N/A                 0
Maloney & Fox, LLC                               10,000            N/A              10,000            N/A                 0
Arnold Mandelstam and                            31,315            N/A              31,315            N/A                 0
  Susan Mandelstam
Mary McNichols                                    9,454            N/A               9,454            N/A                 0
Metropolis Equity Fund LP                       100,000            N/A             100,000            N/A                 0
James B. Metzger                                 86,805            N/A              86,805            N/A                 0
Thomas Meyerhoeffer                               4,500            N/A               4,500            N/A                 0
David Miller                                     10,000            N/A              10,000            N/A                 0

                                                                                                                       Amount
                                                Shares          Warrants                                            Beneficially
                                             Beneficially      Beneficially                                             Owned
                                              Owned Prior      Owned Prior       Shares to be    Warrants to be         After
              Name(1)                         to Offering      to Offering         Offered          Offered          Offering(2)
              -------                         -----------      -----------         -------          -------          -----------
Richard O'Connell                                11,700            N/A              11,700            N/A                 0
Tamar Neuman                                     15,000            N/A              15,000            N/A                 0
Alan S.J. Pahng                                  21,052            N/A              21,052            N/A                 0
Mary Parish                                       1,818            N/A               1,818            N/A                 0
J. Stuart Parsons                                12,475            N/A              12,475            N/A                 0
J. Stuart Parsons, Trustee for                  112,277            N/A             112,277            N/A                 0
  Parsons Family Trust
Lawrence Petersen                                15,031            N/A              15,031            N/A                 0
Matthew D. Pieniazek                             25,000            N/A              25,000            N/A                 0

J. Bucky Polk                                    10,000            N/A              10,000            N/A                 0
Potter Wear Polk                                  5,000            N/A               5,000            N/A                 0
Robert B. Prag                                  397,457            N/A             397,457            N/A                 0
George Reynolds                                   7,273            N/A               7,273            N/A                 0
Henry J. Rhodes                                 250,000            N/A             250,000            N/A                 0
Daniel Roses                                      3,637            N/A               3,637            N/A                 0
Round Hill Holdings                             100,000            N/A             100,000            N/A                 0

Marcus Rowan(6)                                 346,760            N/A             346,760            N/A                 0
Marcus Rowan Keogh Acct.                         10,240            N/A              10,240            N/A                 0

Charles Salik                                    32,147            N/A              32,147            N/A                 0
M. Morad Sarnii                                  20,222            N/A              20,222            N/A                 0
Gurmit Sandhu                                    39,128            N/A              39,128            N/A                 0
Samuel Schick and Freida Schick                     909            N/A                 909            N/A                 0
H. Alan Schnall                                  26,315            N/A              26,315            N/A                 0
Manuel Selvin                                     6,182            N/A               6,182            N/A                 0
Benjamin Siegal                                  16,000            N/A              16,000            N/A                 0
Herrick Siegel                                    1,818            N/A               1,818            N/A                 0
Merideth Siegel                                   1,818            N/A               1,818            N/A                 0
Michael Siegel and Marsha Siegel                  5,454            N/A               5,454            N/A                 0
Richard Silvergleid                             138,157            N/A             138,157            N/A                 0
Thomas A. Slamecka                              834,550            N/A             260,000            N/A              574,550
Mark Smith                                       10,000            N/A              10,000            N/A                 0
Glenn Solomon                                    50,000            N/A              50,000            N/A                 0
Virgil Swanner                                    1,818            N/A               1,818            N/A                 0
Eleanor Tweed                                    13,130            N/A              13,130            N/A                 0
Eva Waisburd                                      1,818            N/A               1,818            N/A                 0

Wall Street Consultants(7)                       42,035            N/A              42,035            N/A                 0

Stephen Weiss and Wendy Weiss                       363            N/A                 363            N/A                 0
Audrey Weiss                                      1,454            N/A               1,454            N/A                 0
West End Capital LLC(8)                          50,000          50,000             50,000           50,000               0
Jules Whitehill                                  40,001            N/A              40,001            N/A                 0
Joan Wilbanks and Calvin Wilbanks                 1,818            N/A               1,818            N/A                 0
Roy Willetts                                      4,000            N/A               4,000            N/A                 0
Addison Wilson III, Trustee for                 199,978            N/A             199,978            N/A                 0
  Richard A. Gray Jr. Childrens
Trust
Tse Wo Wong and Bianca T.T. Wu TIC               99,491            N/A              99,491            N/A                 0

----------
(1) Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2)  Assumes the sale of all shares offered hereby.

(3)  Includes 30,000 shares under presently exercisable warrants.

(4)  Includes 50,000 shares under presently exercisable options.


(5) Represents an estimate of one and one-half times the number of shares into which the 3,000 shares of Series A Preferred Stock held by Jubilee Investors LLC may be converted.


(6)  Includes 300,000 shares under presently exercisable options.

(7)  Includes 13,333 shares under presently exercisable options.

(8)  Includes the 50,000 shares underlying the warrants.

     Under the terms of the Registration Agreement for the Preferred Stock Private Placement, the Company is obligated to file the Registration Statement and to use its best efforts to cause the Registration Statement to become effective. Pursuant to the Registration Agreement, the failure to have filed this Registration Statement by June 5, 1998 caused the dividend rate for the Series A Preferred Stock to be increased from 5% of the liquidation preference for such Stock to 12% of the liquidation preference. The dividend rate was increased to 12% on June 5, 1998 due to the Company's failure to file the Registration Statement covering the Common Stock underlying the Series A
Preferred Stock within 30 days of the initial closing. The dividend rate was further increased to 18% as a result of the Registration Statement not being declared effective within 120 days of the initial closing, and will remain at such rate until the effective date of the Registration Statement, when the dividend rate would return to 5%. Most of the other Selling Stockholders were granted "piggyback" registration rights at the time of their purchase of shares of Common Stock or the issuance of warrants.

                              PLAN OF DISTRIBUTION

     The Selling Stockholders have advised the Company that, prior to the date of this Prospectus, they have not made any agreement or arrangement with any underwriters, brokers or dealers regarding the distribution and resale of the Shares or Warrants. If the Company is notified by a Selling Stockholder that any material arrangement has been entered into with an underwriter for the sale of the Shares or Warrants, a supplemental prospectus will be filed to disclose such of the following information as the Company believes appropriate: (i) the name of the participating underwriter; (ii) the number of the Shares or Warrants involved; (iii) the price at which such Shares or Warrants are sold, the commissions paid or discounts or concessions allowed to such underwriter; and
(iv) other facts material to the transaction.

     The Company expects that the Selling Stockholders will sell their Shares and Warrants covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers for the seller, or through broker-dealers acting as principals, who may then resell the Shares or Warrants in the over-the-counter market, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares or Warrants to or through broker-dealers, and such broker-dealers may receive compensation in the form of concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares or Warrants for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholders and any broker-dealers that participate with the Selling Stockholders in the distribution of Shares or Warrants may be deemed to be underwriters and commissions received by them and any profit on the resale of Shares or Warrants positioned by them might be deemed to be underwriting discounts and commissions under the Securities Act. There can be no assurance that any of the Selling Stockholders will sell any or all of the Shares or Warrants offered by them hereunder.

     Sales of the Shares on the OTC Electronic Bulletin Board or other trading system may be by means of one or more of the following: (i) a block trade in which a broker or dealer will attempt to sell the Shares and Warrants as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a dealer as principal and resale by such dealer for its account pursuant to this Prospectus; and (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate.

     The Selling Stockholders are not restricted as to the price or prices at which they may sell their Shares. Sales of such Shares at less than market prices may depress the market price of the Company's Common Stock. Moreover, the Selling Stockholders are not restricted as to the number of Shares or Warrants which may be sold at any one time.

     Pursuant to the Registration Agreement for the Preferred Stock Private Placement and other agreements by the Company granting certain "piggy-back" registration rights, the Company will pay all of the expenses incident to the offer and sale of the Shares and Warrants to the public by the Selling Stockholders other than commissions and discounts of underwriters, dealers or agents. The Company and the Selling Stockholders have agreed to indemnify each other and certain persons, including broker-dealers or others, against certain liabilities in connection with the offering of the Shares or Warrants, including liabilities arising under the Securities Act.

     The Company has advised the Selling Stockholders that the anti-manipulative rules under the Exchange Act, including Regulation M, may apply to sales in the market of the Shares and Warrants offered hereby and has furnished the Selling Stockholders with a copy of such rules. The Company has also advised the Selling Stockholders of the requirement for the delivery of this Prospectus in connection with resales of the Shares and Warrants offered hereby.

                                  LEGAL MATTERS

     The validity of the Common Stock and Warrants being offered hereby will be passed upon for the Company by Thelen Reid & Priest LLP, New York, New York.

                                     EXPERTS

     The consolidated financial statements of the Company at July 31, 1998 and 1997, and for each of the three years in the period ended July 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 13 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                   AMERICAN ELECTROMEDICS CORP.

                            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                      Page
                                                                                                      ----
Report of Independent Auditors.......................................................................  F-2

Consolidated Balance Sheets as of July 31, 1998 and July 31, 1997....................................  F-3

Consolidated Statements of Operations for the years ended
     July 31, 1998, July 31, 1997 and July 27, 1996..................................................  F-4

Consolidated  Statements  of  Changes in  Stockholders'  Equity for the
     years ended July 31, 1998, July 31, 1997 and
     July 27, 1996...................................................................................  F-5

Consolidated Statements of Cash Flows for the years ended
     July 31, 1998, July 31, 1997 and July 27, 1996..................................................  F-6

Notes to Consolidated Financial Statements...........................................................  F-7

Unaudited Consolidated Balance Sheet as of
     October 31, 1998................................................................................ F-18

Unaudited Consolidated Statements of Operations for the
     three months ended October 31, 1998 and 1997.................................................... F-19

Unaudited Consolidated Statements of Cash Flows for the
     three months ended October 31, 1998 and 1997.................................................... F-20

Notes to Unaudited Consolidated Financial Statements................................................. F-21

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


To the Board of Directors and Stockholders
American Electromedics Corp. and Subsidiaries.

We have audited the accompanying consolidated balance sheets of American Electromedics Corp. and subsidiaries as of July 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American
Electromedics Corp. and subsidiaries at July 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that American Electromedics Corp. will continue as a going concern. As more fully described in
Note 13, the Company has incurred operating losses for the last two years. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


                                            /s/  ERNST & YOUNG LLP


Manchester, New Hampshire
December 21, 1998

                                   AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS

                                                                                   July 31, 1998       July 31, 1997
                                                                                   -------------       -------------
                                                                                            (Thousands)
Assets
Current Assets:
Cash and cash equivalents .....................................................      $    396             $    471
Accounts receivable, net of allowance of $13,000 and
 $7,000 in 1998 and 1997, respectively:
  Trade .......................................................................         1,169                  283
  Affiliate ...................................................................            --                  379
                                                                                     --------             --------
                                                                                        1,169                  662

Inventories ...................................................................         1,951                  475
Prepaid and other current assets ..............................................           223                  244
                                                                                     --------             --------
         Total current assets .................................................         3,739                1,852

Property and Equipment:
 Machinery and equipment ......................................................           475                  361
 Furniture and fixtures .......................................................           306                   79
 Leasehold improvements .......................................................            13                    9
                                                                                     --------             --------
                                                                                          794                  449
Accumulated depreciation ......................................................          (436)                (396)
                                                                                     --------             --------
                                                                                          358                   53

Deferred financing costs ......................................................            --                  128
Investment in affiliate .......................................................            --                  819
Goodwill ......................................................................         4,298                  208
Patents .......................................................................         3,027                   --
Other .........................................................................            36                   --
                                                                                     --------             --------
                                                                                     $ 11,458             $  3,060
                                                                                     ========             ========

Liabilities & Stockholders' Equity
Current Liabilities:
Bank debt .....................................................................      $  1,033             $    300
Accounts payable ..............................................................         1,118                  187
Accrued liabilities ...........................................................           723                  153
Dividends payable .............................................................            72                   --
Current portion of long-term debt .............................................            --                  152
                                                                                     --------             --------
   Total current liabilities ..................................................         2,946                  792

Convertible subordinated debentures ...........................................            --                  720
Long-term debt ................................................................            --                  380

Stockholders' Equity:
Series A Convertible Preferred stock, $.01 par value; Authorized-
  1,000,000 shares; Outstanding - 3,000 shares
  in 1998 and none in 1997 ....................................................         2,387                   --
Common stock, $.10 par value; Authorized-
  20,000,000 shares; Outstanding - 7,058,136
  and 2,553,136 shares in 1998 and 1997, respectively .........................           705                  255
Additional paid-in capital ....................................................        12,643                2,919
Retained deficit ..............................................................        (5,680)              (2,006)
Cumulative translation adjustment .............................................          (249)                  --
                                                                                     --------             --------
                                                                                        9,806                1,168
Deferred compensation .........................................................        (1,294)                  --
                                                                                     --------             --------
         Total stockholder's equity ...........................................         8,512                1,168
                                                                                     --------             --------
                                                                                     $ 11,458             $  3,060
                                                                                     ========             ========

                                               See accompanying notes.

                                   AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          Year Ended
                                                                     -----------------------------------------------------
                                                                     July 31, 1998       July 31, 1997       July 27, 1996
                                                                     -------------       -------------       -------------
                                                                            (Thousands, except per share amounts)
Net sales ......................................................        $ 7,025             $ 2,309             $ 3,337
Cost of goods sold .............................................          4,692               1,311               1,652
                                                                        -------             -------             -------
   Gross profit ................................................          2,333                 998               1,685

Selling, general and administrative expenses ...................          5,581               1,657               1,039
Research and development .......................................            122                  85                 215
                                                                        -------             -------             -------
   Total operating expenses ....................................          5,703               1,742               1,254
                                                                        -------             -------             -------

Operating income (loss) ........................................         (3,370)               (744)                431

Other income (expenses):
   Interest, net ...............................................           (186)               (125)                (16)
   Undistributed earnings (loss) of affiliate ..................             56                 (57)                 52
   Minority interest in affiliate ..............................            (85)                 --                  --
   Other .......................................................            (89)                 --                  --
                                                                        -------             -------             -------
                                                                           (304)               (182)                 36
                                                                        -------             -------             -------

Income (loss) before provision for income taxes ................         (3,674)               (926)                467
Provision for income taxes .....................................             --                  --                  25
                                                                        -------             -------             -------

Net income (loss) ..............................................        $(3,674)            $  (926)            $   442
                                                                        =======             =======             =======
Net income (loss) attributable
 to common stockholders* .......................................        $(4,746)            $  (926)            $   442
                                                                        =======             =======             =======
Net income (loss) per share,
 basic and diluted .............................................        $ (1.01)            $  (.37)            $   .18
                                                                        =======             =======             =======

*The year ended July 31, 1998 includes the impact of dividends on stock for (a) a non-cash, non-recurring beneficial conversion feature of $1,000,000; and (b) $72,000 of dividends on Preferred Stock.

                                               See accompanying notes.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
       FOR THE YEARS ENDED JULY 31, 1998, JULY 31, 1997 AND JULY 27, 1996
                                   (Thousands)

                                                      Series A Convertible
                                                        Preferred Stock               Common Stock
                                                      --------------------       -----------------------
                                                                    Book                          Par
                                                      Shares        Value          Shares         Value
                                                      ------        -----          ------         -----
Balance at July 29, 1995 .......................         --       $     --          2,343       $    234

Investment in affiliate ........................         --             --            100             10
Exercise of stock options ......................         --             --             11              1
Net income .....................................         --             --             --             --
                                                   --------       --------       --------       --------

Balance at July 27, 1996 .......................         --             --          2,454            245

Sale of capital stock ..........................         --             --             48              5
Exercise of stock options, net .................         --             --             51              5
Net loss .......................................         --             --             --             --
                                                   --------       --------       --------       --------

Balance at July 31, 1997 .......................         --             --          2,553            255

Conversion of convertible debentures, net ......         --             --            720             72
Private placement of common stock, net .........         --             --          1,050            105
Issuance of common stock for investment in
affiliates, net ................................         --             --            210             21
Issuance of common stock for acquisitions, net .         --             --          1,350            135
Stock and warrants issued for services .........         --             --          1,000            100
Exercise of stock options ......................         --             --            175             17
Sale of convertible preferred stock and
  warrants .....................................          3          2,387             --             --
Dividend on convertible preferred stock ........         --             --             --             --
Conversion feature on convertible preferred
  stock ........................................         --         (1,000)            --             --
Dividend on beneficial conversion feature ......         --          1,000             --             --
Deferred compensation related to common
  stock options ................................         --             --             --             --
Amortization of deferred compensation ..........         --             --             --             --
Translation adjustment .........................         --             --             --             --
Net loss .......................................         --             --             --             --
                                                   --------       --------       --------       --------
  Balance at July 31, 1998 .....................          3       $  2,387          7,058       $    705
                                                   ========       ========       ========       ========



                                                   Additional                   Cumulative                         Total
                                                    Paid-in      Retained       Translation       Deferred      Stockholders'
                                                    Capital       Deficit        Adjustment     Compensation       Equity
                                                    -------       -------        ----------     ------------       ------
Balance at July 29, 1995 .......................   $  2,484      $ (1,522)           --              --          $  1,196

Investment in affiliate ........................        290            --            --              --               300
Exercise of stock options ......................          9            --            --              --                10
Net income .....................................         --           442            --              --               442
                                                   --------      --------      --------        --------          --------

Balance at July 27, 1996 .......................      2,783        (1,080)           --              --             1,948


Sale of capital stock ..........................        139            --                            --               144
Exercise of stock options, net .................         (3)           --            --              --                 2
Net loss .......................................         --          (926)           --              --              (926)
                                                   --------      --------      --------        --------          --------

Balance at July 31, 1997 .......................      2,919        (2,006)           --              --             1,168

Conversion of convertible debentures, net ......        625            --            --              --               697
Private placement of common stock, net .........        923            --            --              --             1,028
Issuance of common stock for investment in
affiliates, net ................................        159            --            --              --               180
Issuance of common stock for acquisitions, net .      5,490            --            --              --             5,625
Stock and warrants issued for services .........      1,480            --            --        $ (1,580)               --
Exercise of stock options ......................        158            --            --              --               175
Sale of convertible preferred stock and
  warrants .....................................        255            --            --              --             2,642
Dividend on convertible preferred stock ........        (72)           --            --              --               (72)
Conversion feature on convertible preferred
  stock ........................................      1,000            --            --              --                --
Dividend on beneficial conversion feature ......     (1,000)           --            --              --                --
Deferred compensation related to common
  stock options ................................        706            --            --            (706)               --
Amortization of deferred compensation ..........         --            --            --             992               992
Translation adjustment .........................         --            --      $   (249)             --              (249)
Net loss .......................................         --        (3,674)           --              --            (3,674)
                                                   --------      --------      --------        --------          --------
  Balance at July 31, 1998 .....................   $ 12,643      $ (5,680)     $   (249)       $ (1,294)         $  8,512
                                                   ========      ========      ========        ========          ========


                             See accompanying notes.

                                   AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                                             STATEMENTS OF CASH FLOWS

                                                                                                       Year Ended
                                                                                      ----------------------------------------------
                                                                                      July 31, 1998   July 31, 1997    July 27, 1996
                                                                                      -------------   -------------    -------------
                                                                                                       (Thousands)
Operating activities:
Net income (loss) ...............................................................       $(3,674)         $  (926)         $   442
Adjustments to reconcile net income (loss) to net cash
 used in operating activities:
Depreciation and amortization ...................................................           269               42               38
Provision for doubtful accounts .................................................            --               (4)              --
Deferred compensation amortization ..............................................           992               --               --
Loss on sale of affiliate .......................................................            64               --               --
Undistributed earnings (loss) of affiliate ......................................           (56)              57              (52)
Minority interest ...............................................................            85               --               --
Other ...........................................................................           (67)              38               --
Changes in operating assets and liabilities:
  Accounts receivable ...........................................................           598               43             (274)
  Inventories, prepaid and other current assets .................................           (27)            (106)            (317)
  Accounts payable and accrued liabilities ......................................          (856)             (22)              49
                                                                                        -------          -------          -------
Net cash used in operating activities ...........................................        (2,672)            (878)            (114)

Investing activities:
Investment in affiliates, net of cash acquired ..................................          (138)              --             (519)
Purchase of property and equipment, net .........................................          (188)             (39)             (22)
Acquisition of DDS and ESI, net of cash acquired ................................          (151)              --               --
Proceeds from sale of affiliate .................................................           247               --               --
                                                                                        -------          -------          -------
Net cash used in investing activities ...........................................          (230)             (39)            (541)

Financing activities:
Principal payments on long-term debt ............................................          (532)            (129)             (43)
Proceeds (payments) from debt and bank lines of credit ..........................           (97)             500              500
Issuance of common stock, net ...................................................         1,028              144               --
Proceeds from exercise of common stock options ..................................           175                2               10
Issuance of convertible preferred stock, net ....................................         2,642               --               --
Issuance of convertible subordinated debt .......................................            --              720               --
Deferred financing costs ........................................................            --             (166)              --
                                                                                        -------          -------          -------
Net cash provided by financing activities .......................................         3,216            1,071              467
                                                                                        -------          -------          -------
Effect of exchange rate on cash .................................................          (389)              --               --
                                                                                        -------          -------          -------
Increase (decrease) in cash and cash equivalents ................................           (75)             154             (188)
Cash and cash equivalents, beginning of year ....................................           471              317              505
                                                                                        -------          -------          -------
Cash and cash equivalents, end of year ..........................................       $   396          $   471          $   317
                                                                                        =======          =======          =======

Noncash transactions:
 Common stock issued for investment in affiliates ...............................            --               --          $   300
 Common stock and warrants issued for services ..................................       $ 1,580               --               --
 Conversion of convertible subordinated debt into common stock ..................       $   697               --               --
 Common stock issued in connection with acquisitions ............................       $ 5,805               --               --

                                               See accompanying notes.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                  JULY 31, 1998

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Description

     American Electromedics Corp. (the ACompany@) is engaged in the manufacture and sale of medical testing equipment principally to the United States and European medical community. The Company currently produces two devices designed for audiological testing purposes: Tympanometers(R), which apply a combination of pressure and sound to the ear drum to detect diseases of the middle ear, and Audiometers,which use sound at descending decibel levels to screen for hearing loss.

     The Company recognizes revenue upon receipt of a firm customer order and shipment of the product, net of allowances for warranties, which have not been material. The Company does not recognize revenue on product shipments that are subject to rights of return, evaluation periods, customer acceptance, or any other contingencies until such contingency has expired.

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions have been eliminated.

Cash and Cash Equivalents

     For the purpose of reporting cash flows, cash and cash equivalents include all highly liquid debt instruments with original maturities of three months or less. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market.

Depreciation

     Property and equipment is stated at cost. The Company provides for depreciation using the straight-line method over the various estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease agreement. Repairs and maintenance costs are expensed as incurred and betterments are capitalized.

Goodwill and Patents

     Goodwill is the purchase price in excess of the fair value of net assets acquired at the Company=s date of acquisition. Goodwill is being amortized on a straight-line basis over periods ranging from 15 to 40 years. Amortization expense for the year ended 1998 was $112,000 and for 1997 and 1996 was $11,000. Accumulated amortization at July 31, 1998 and July 31, 1997 is $354,000 and $242,000, respectively.

     Patents are being amortized on a straight-line basis over 15 years, the remaining life of the patent. Amortization expense and accumulated amortization as of and for the year ended July 31, 1998 was $51,000.

     The Company continually assesses the recoverability of its goodwill and patents based on estimated future results of operations and undiscounted cash flows in accordance with Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Based on the Company's assessment, there was no impairment in the carrying value of goodwill or its other long-lived assets at July 31, 1998 or 1997.

Research and Development

     Research and development costs are charged to operations as incurred.

Advertising Costs

     Costs associated with advertising products are expensed when incurred. Advertising expense was $440,000 in 1998. Such amounts were immaterial for 1997 and 1996.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock Options

     The Company grants stock options for a fixed number of shares to employees and others with an exercise price equal to or greater than the fair value of the shares at the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25), and related interpretations in accounting for its stock-based compensation plans because the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of options granted equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Income Taxes

     Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Recent Accounting Pronouncement

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share". Previously reported earnings per share ("EPS") have been restated to conform with SFAS No. 128. Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for periods presented. Diluted EPS reflects the potential dilution that would occur if securities such as stock options were exercised.

Change in Year End

     The Company changed its year end to July 31 in 1997.

2.   ACQUISITIONS:

     On April 30, 1998, the Company acquired all of the issued and outstanding capital stock of Dynamic Dental Systems, Inc. ("DDS"), pursuant to an Agreement and Plan of Merger, whereby DDS became a wholly-owned subsidiary of the Company. DDS was founded in 1997 and is a distributor of digital operator hardware, cosmetic-imaging software, intraoral dental camera systems and digital x-ray equipment. The total cost of acquisition was approximately $3.2 million consisting primarily of 750,000 shares of the Company's Common Stock, valued at an aggregate price of $3,000,000 and $225,000 in cash. The purchase price exceeded the fair value of net assets acquired by approximately $3.4 million, which is being amortized on a straight-line basis over 15 years. The acquisition has been accounted for as a purchase and, accordingly, the operating results of DDS have been included in the Company's consolidated financial statements since the date of acquisition.

     On May 12, 1998, the Company acquired Equidyne Systems, Inc. ("ESI"). ESI was founded in 1990 and is engaged in the development of the INJEX(TM) needle-free drug injection delivery system, which is designed to eliminate the risks of contaminated needle stick accidents and the resulting cross contamination of hepatitis, HIV, and other diseases. The total cost of acquisition was approximately $2.6 million consisting of 600,000 shares of the Company's Common Stock. The acquisition has been accounted for as a purchase and, accordingly, the operating results of ESI have been included in the company's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $3.0 million, which has been allocated to patents, is being amortized over 15 years, the remaining life of the patent.

     The  following  unaudited  proforma   consolidated   financial  results  of
operations assume the acquisitions of DDS, ESI and Rosch GmbH (See Note 4) occurred as of August 1, 1996:

                                                  Year Ended        Year Ended
                                                 July 31, 1998     July 31, 1997
                                                 -------------     -------------

     Net sales...............................     $ 8,970,000       $ 6,176,000
     Net loss................................     $(3,813,000)      $(1,214,000)
     Loss per share:
          Basic..............................     $     (.66)       $     (.30)
                                                  ===========       ===========
          Diluted............................     $     (.66)       $     (.30)
                                                  ===========       ===========

3.   INVENTORIES:

     Inventories consist of the following at:

                                  July 31, 1998          July 31, 1997
                                  -------------          -------------

Raw materials                       $  291,000               $264,000
Work-in-process                         29,000                 31,000
Finished goods                       1,631,000                180,000
                                    ----------               --------
                                    $1,951,000               $475,000
                                    ==========               ========

4.   INVESTMENT IN AFFILIATE:

     In January 1996, the Company invested $819,000, which investment consisted of $519,000 of cash and 100,000 shares of the Company's common stock, for a fifty percent interest in Rosch GmbH Medizintechnik ("Rosch GmbH"). The 100,000 shares were valued at $3.00 per share, which represented the fair market value of the stock at the time the agreement was reached. This investment was previously being accounted for by the Company under the equity method of accounting. Rosch GmbH is a marketing and distribution company based in Berlin, Germany specializing in the distribution of healthcare products, including the Company's products, to primary care physicians throughout Europe. Substantially all of the Company's foreign and export sales are conducted through Rosch GmbH. In January 1996, Rosch GmbH sold its exclusive distributorship rights for a manufacturer's ear, nose, and throat ("ENT") line of products in order to concentrate on the Company's products as well as other healthcare products.

     The Company changed its method of accounting for Rosch GmbH from the equity method to a consolidated basis on August 11, 1997 based upon the Company's determination that it had reached the definition of control of Rosch GmbH as of August 11, 1997 under generally accepted accounting principles. The Company's determination of control of Rosch GmbH was based primarily upon the successful completion of negotiations with the remaining owner to acquire effective voting control. For the first quarterly period ended October 31, 1997, the Company continued to recognize earnings of Rosch GmbH up to its 50% ownership share. On December 18, 1997, the Company closed on the purchase of the remaining 50% of the outstanding capital stock of Rosch GmbH, for $50,000 plus 105,000 shares of Common Stock, pursuant to a Stock Purchase Option Agreement, dated as of November 1, 1997. As a result of this transaction, the Company recognized 100% of all activity of Rosch GmbH for the second quarterly period ended January 31, 1998, and thereafter.

     Accounts receivable recorded in the Company's balance sheet as of July 31, 1997 represent receivables arising through the normal course of business. The balance consists primarily of sales of the Company's audiometric products to Rosch GmbH. Intercompany profits relating to sales of the Company's products to Rosch GmbH were eliminated based on the Company's 50% equity ownership of Rosch GmbH at that time.

     The following is summarized unaudited financial information of Rosch GmbH.

                                               Year Ended           Year Ended
                                              July 31, 1998        July 31, 1997
                                              -------------        -------------

     Sales .............................       $ 5,400,000         $ 3,920,000
     Gross profit ......................         1,631,000           1,340,000
     Net income (loss) .................          (381,000)            (58,000)
     Current assets ....................         2,267,000           2,435,000
     Non-current assets ................           258,000             211,000
     Current liabilities ...............         1,907,000           1,687,000
     Non-current liabilities ...........              --               737,000

     In December 1997, the Company invested $255,000, consisting of $150,000 of cash and 105,000 shares of its Common Stock for a 45% interest in Meditronic Medizinelektronik GmbH ("Meditronic GmbH"), pursuant to a Stock Purchase Option Agreement, dated November 1, 1997. The shares were valued at $1.00 per share, which represented the fair market value of the Common Stock on the date of acquisition. Meditronic GmbH is a development and manufacturing company, specializing in the manufacture of medical camera systems. Substantially all of Meditronic GmbH's sales are to Rosch GmbH. The Company accounted for its investment in Meditronic GmbH under the equity method until July 1998 when the Company sold its interest in Meditronic GmbH for approximately $250,000 which resulted in a loss of $64,000. The Company continues to act as the exclusive distributor for Meditronic GmbH's products.

5.   DEBT

     In connection with the acquisition of Rosch GmbH, the Company has revolving lines of credit from several German-based banks. These lines of credit bear interest rates ranging from 8.125% to 9.0%. As of July 31, 1998, there was $368,000 outstanding under these revolving lines of credit.

     The Company also has Term Loans with German-based banks. The first loan is payable in equal monthly installments through June 1999. Interest is 5.875% per annum, and as of July 31, 1998, there was $202,000 outstanding under this loan. The second loan is payable in its entirety on February 15, 1999. Interest is 5.7% per annum and as of July 31, 1998, there was $393,000 outstanding under this loan.

     As of July 31, 1997, there was $532,000 outstanding under two separate Term Loans and $300,000 outstanding under a revolving line of credit from the Company's prior bank. During 1998, these balances were repaid and the loan agreements were terminated as of July 31, 1998.

     Borrowings under these outstanding loans are collateralized by essentially all of the assets of the Company.

6.   EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE:

     Earnings per share, basic and diluted, were computed using weighted average shares outstanding of, 4,687,707 for 1998, 2,510,296 for 1997 and 2,493,854 for
the year ended July 27, 1996. Dilutive securities were not included in the calculation of diluted weighted average shares due to their anti-dilutive effect.

7.   INCOME TAXES:

     The Company's deferred tax assets (which result primarily from net operating loss carryforwards and accrued expenses) as of July 31, 1998 and July 31, 1997 were $1,217,000 and $561,000, respectively. SFAS No. 109 requires a valuation allowance against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believes that some uncertainty exists and therefore has maintained a valuation allowance of $1,217,000 and $561,000 as of July 31, 1998 and July 31, 1997,
respectively. As of July 31, 1998, the Company has net operating loss carryforwards for Federal income tax purposes of $3,175,000 that expire from 2004 to 2018.

     The net provision for income taxes for the years ended July 31, 1998, July 31, 1997 and July 27, 1996 of $-0-, $-0-, and $25,000, respectively, are comprised entirely of currently payable state income taxes. There was no current Federal income tax provision due to the utilization of net operating loss carryforwards. Approximately $-0-, $-0- and $511,000 of the Federal net operating loss carryforward was utilized during the years ended July 31, 1998, July 31, 1997 and July 27, 1996, respectively.

     Significant components of the Company's deferred tax assets are as follows:

                                                             1998                       1997
                                                          -----------                -----------
Deferred tax assets:
   Net operating loss carryforwards                       $ 1,079,000                $   437,000
   Accrued expenses                                            90,000                     67,000
   Inventory                                                   32,000                     24,000
   Other                                                        3,000                     16,000
   Reserves                                                    13,000                     17,000
                                                          -----------                -----------
     Total deferred tax assets                              1,217,000                    561,000
   Valuation allowance for deferred tax assets             (1,217,000)                  (561,000)
                                                          -----------                -----------
Net deferred tax assets                                          $-0-                      $ -0-
                                                          ===========                ===========

A reconciliation of income taxes computed at the federal statutory rates to income tax expense is as follows:

                                        1998                           1997                          1996
                          ---------------------------------------------------------------------------------------
                                Amount        Percent         Amount        Percent         Amount        Percent
                          ---------------------------------------------------------------------------------------
Tax (Benefit) at
Federal Statutory Rates      $(1,249,000)      (34%)        $(315,000)       (34%)         $159,000          34%
State Income Taxes,
Net of Federal Tax
Benefit                               --        --                 --         --             17,000           4
Change in Valuation
Reserve                          656,000        18            313,000         34           (122,000)        (26)
Goodwill Amortization             57,000         2             13,000          1              4,000           1
Deferred
Compensation                     336,000         9                 --         --                 --          --
Other                            200,000         5           (11,000)         (1)           (33,000)         (7)
                          ---------------------------------------------------------------------------------------
    Total                            $--         0%               $--          0%           $25,000           6%
                          =======================================================================================

8.   EQUITY:

     Conversion of Debentures. As of November 3, 1997, the Company issued an aggregate of 720,000 shares of its Common Stock upon the conversion of $720,000 principal amount of its 14% Convertible Subordinated Debentures due October 31, 1999 (the "Debentures"). This represented the entire issue of Debentures. The Company had reduced the conversion price of the Debentures to $1.00 per share from $3.75 per share, effective October 17, 1997 through October 27, 1997, in connection with October 1997 amendments to arrangements with Citizens Bank New Hampshire pursuant to a Forbearance and Workout Agreement and its efforts to obtain additional equity capital.

     Private Placement of Common Stock. As of November 26, 1997, the Company closed a private placement of 1,050,000 shares of Common Stock, at a price of $1.00 per share, or an aggregate purchase price of $1,050,000 to a group of "accredited investors," as such term is defined in Regulation D under the Securities Act. The Company used $150,000 of the placement proceeds to repay portions of its indebtedness to Citizens Bank, and used the balance of the proceeds for working capital, including increasing its ownership interest in Rosch GmbH.

     Effective February 1998, the Company retained Liviakis Financial Communications, Inc. ("LFC") as a financial consultant for a term of one year for a fee of 1,000,000 shares of the Company's Common Stock, valued at $1.00 per share, the fair market value, and warrants for an additional 1,000,000 shares of Common Stock exercisable at $1.00 per share for four years. The fair value of the 1,000,000 warrants was determined to be $580,000 through the application of the Black-Scholes method. Consulting expense of $1,580,000 for the common stock and warrants issued is being recognized ratably over the one year term of the agreement. LFC would receive a finder's fee equal to 2.5% of the gross funding of any debt or equity placement and 2% of the gross consideration on any acquisition for which LFC acts as a finder for the Company.

     Preferred Stock. During May 1998, the Company closed the placement of three tranches of 1,000 shares each of Series A Convertible Preferred Stock, $.01 par value (the "Series A Preferred Stock"), to one purchaser (the "Purchaser") at a purchase price of $1,000 per share or an aggregate purchase price of $3 million, pursuant to a Securities Purchase Agreement (the "Purchase Agreement"), among the Company, West End Capital LLC ("West End") and the Purchaser. As part of its entry into the Purchase Agreement, the Company entered into a Registration Rights Agreement (the "Registration Agreement") and a Warrant Agreement. Concurrently with the closing for the first tranche of Series A Preferred Stock, the Company issued warrants under the Warrant Agreement (the "Warrants") to West End for the purchase of 50,000 shares of the Company's Common Stock at an exercise price of $4.80 per share, subject to customary anti-dilution provisions, expiring on May 5, 2002. The Company also issued warrants for the purchase of 30,000 shares of Common Stock to the placement agent, exercisable at $4.40 per share for three years. On the date of issuance, the Company determined these warrants had a value of $255,000.

     The Series A Preferred Stock is immediately convertible into shares of the Company's Common Stock at a conversion rate equal to $1,000 divided by the lower of (i) $4.00 or (ii) 75% of the average closing bid price for the Common Stock for the five trading days immediately preceding the conversion date. The Company may force conversion of all (and not less than all) of the outstanding shares of Series A Preferred Stock at any time after the first anniversary of the effective date of the Registration Statement. There is no minimum conversion price. Should the bid price of the Common Stock fall substantially prior to conversion, the holders of the Series A Preferred Stock could obtain a significant portion of the Common Stock upon conversion, to the detriment of the then holders of the Common Stock.

     The Series A Preferred Stock has a liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, and provides for an annual dividend equal to 5% of the liquidation preference, which may be paid at the election of the Company in cash or shares of its Common Stock. The annual dividend rate was increased to 12% as of June 5, 1998 because the Company did not file the Registration Statement covering the Common Stock underlying the Series A Preferred Stock within 30 days of the initial closing. The Registration Statement was filed on July 10, 1998, but has not yet been declared effective. The rate has increased to 18% and will remain at such rate until the effective date of the Registration Statement, when the dividend rate would return to 5%.

     The conversion discount of the preferred stock is considered to be an additional preferred stock dividend. The maximum discount available of $1,000,000 was initially recorded as a reduction of preferred stock and an increase to additional paid-in capital. As the preferred stock was immediately convertible upon issuance, the Company then recognized additional dividends, by recording a charge to income available to common stockholders.

     Stock Options. In 1997, the Company granted certain directors and officers of the Company options to purchase 480,000 shares under separate option agreements. The options were granted at the fair market value of the Company's Common Stock on the date of grant. The options vest over four years and expire ten years from the date of grant.

     In October 1996, the Company's stockholders approved the 1996 Stock Option Plan providing for the issuance of up to 300,000 shares of the Company's Common Stock. The plan is administered by the Board of Directors or an Option Committee. Options granted under this Plan would be either incentive stock options or non-qualified stock options which would be granted to employees, officers, directors and other persons who perform services for or on behalf of the Company. Options are exercisable as determined at the time of grant except options to officers or directors may not vest earlier than six months from the date of grant, and the exercise price of all the options cannot be less than the fair market value at the date of grant.

     In 1996, the Company granted to a consultant an option to purchase a total of 13,000 shares of the Company's Common Stock at fair market value on the date of grant. The option is exercisable and expires no later than three years from the date of grant. The Company expensed approximately $10,000 and $50,000 in 1996 and 1997, respectively, based on the fair market value of the consultant's services over the twelve month term of the consulting agreement.

     In 1995, the Company granted certain officers options to purchase a total of 50,000 shares of the Company=s Common Stock at fair market value on the date of grant. There remains outstanding an option for 30,000 shares which is exercisable and expires no later than four years from the date of grant.

FAS 123 Disclosure

     Pro forma information regarding net income (loss) is required by FAS 123 (Stock-Based Compensation), which requires that the information be determined as if the Company had accounted for its employee stock options grants under the fair value method of that Statement. The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                       1998              1997              1996
                                       ----------------------------------------
Expected life (years)                    4                4.7                 4
Interest rate                            6%                 6%                6%
Volatility                            1.15               1.15              1.13
Dividend yield                         0.0%               0.0%              0.0%

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company=s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management=s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options= vesting period. Because FAS 123 is applicable only to options granted subsequent to July 29, 1995, its pro forma effect will not be fully reflected until fiscal year 1999. The Company=s pro forma information is as follows:

                                                1998            1997             1996
                                            ---------------------------------------------
Pro forma net income (loss)                 $(5,497,682)     $(1,238,759)       $429,134
Pro forma net income (loss per share)       $     (1.17)     $     (0.49)       $   0.17

Option activity for the years ended 1998, 1997 and 1996 is summarized below:

                                             1998                           1997                              1996
                                  --------------------------------------------------------------------------------------------

                                                    Weighted                        Weighted                       Weighted
                                                    Average                         Average                        Average
                                                    Exercise                        Exercise                       Exercise
                                      Shares         Price           Shares          Price           Shares         Price
                                  --------------------------------------------------------------------------------------------

Outstanding at beginning of year       403,333       $3.23           133,333         $1.58          131,000          $0.93

  Granted                            1,866,300        1.55           480,000          3.36           13,000           7.50
  Expired or canceled                 (320,000)       3.09          (136,000)         3.45               --             --
  Exercised                           (175,000)       1.00           (74,000)         0.66          (11,000)          0.94
                                     ---------                     ---------                      ---------

Outstanding at end of year           1,774,633        1.71           403,333          3.23          133,000           1.58
                                     =========                     =========                      =========

Exercisable at end of year           1,494,133        1.63           111,000          3.11          107,000           0.87
                                     =========                     =========                      =========

Available for future grants             20,000                       240,000                         10,000
                                        ======                     =========                      =========

Weighted-average fair value
of options granted during year                       $8.20                           $2.54                           $4.52

The following table presents weighted-average price and life information about significant option grants outstanding at July 31, 1998:

                                                  Options Outstanding                Options Exercisable
                                                  -------------------                -------------------
                                                             Weighted
                                                             Average         Weighted                     Weighted
                                                            Remaining        Average                      Average
               Range of                     Number         Contractual       Exercise       Number        Exercise
           Exercise Prices                Outstanding          Life           Price       Exercisable      Price
-------------------------------------------------------------------------------------------------------------------
$1.00 - $1.50                              1,338,000        4 years           $1.01       1,214,500        $1.01
$3.00 - $4.38                                423,300        5 years           $3.72         266,300        $4.14
$7.50                                         13,333        1 year            $7.50          13,333        $7.50
                                           ---------                                      ---------
                                           1,774,633                                      1,494,133
                                           =========                                      =========

10.  COMMITMENTS:

     The Company leases its corporate offices and audiometric operations under a 36-month operating lease beginning in May 1998. Prior to that time, the Company had leased facilities on a month-to month basis. Rent expenses for the year ended July 31, 1998 was $33,000 and for the years ended July 31, 1997 and July 27, 1996 was $15,500 and $13,500 respectively.

     Rosch GmbH leases its administrative and sales offices under a 60-month lease expiring in May 2002. Rent expense for the year ended July 31, 1998 was $105,000.

11.  CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS:

     The Company's primary customers are in the medical field. At July 31, 1998 and July 31, 1997, substantially all accounts receivable balances are concentrated in this industry. The Company sells products and extends credit based on an evaluation of the customer's financial condition, generally without regard to collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

12.  BUSINESS SEGMENT AND FOREIGN OPERATIONS:

The Company operates in one business segment - the sale of medical equipment.

The Company's foreign operations are subject to certain economic and regulatory risks and uncertainties specific to Germany and the European geographic region. Such risks and uncertainties could disrupt the Company's foreign operations and have a material impact on the Company's financial results.

Transfers to affiliates are made at prices above the Company's cost and include charges for freight and handling.

                                          Domestic            German
                                         Operations         Operations          Elimination        Consolidated
                                         ----------------------------------------------------------------------
Year ended July 31, 1998:                                             (Thousands)
 Net sales                                  $2,155            $4,870                                  $7,025
 Transfers between
  geographic areas                             131               530               (661)                  --
                                         -------------------------------------------------------------------
Net sales                                    2,286             5,400               (661)               7,025
Loss from operations                        (2,989)             (381)                                 (3,370)
Assets                                      $8,933            $2,525                                 $11,458

Prior to the acquisition and consolidation of Rosch GmbH in fiscal year 1998, the Company did not conduct any significant business in foreign countries.

13.  GOING CONCERN

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred net losses of $3,674,000 and $926,000 for the years ended July 31, 1998 and 1997, respectively. This and other factors indicate that the Company may be unable to continue as a going concern for a reasonable period of time.

     The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing and ultimately to attain profitability. The Company continues to pursue strategies to improve the profitability of its current product lines, and is actively pursuing additional debt and equity financing.

14.  SUBSEQUENT EVENTS

     On October 26, 1998, the Company entered into a letter of intent to acquire Score International, Inc. ("SCI") for $1.7 million, consisting of $1,450,000 payable in shares of the Company's Common Stock, to be valued as provided for in a definitive acquisition agreement and $250,000 in cash. SCI is a developer and distributor of dental office products, primarily a patented high-speed handpiece repair system. The transaction is subject to negotiation and execution of a definitive acquisition agreement and fulfillment of customary closing conditions. This letter of intent may be terminated by either party, if by the close of business on December 31, 1998, a definitive acquisition agreement shall not have been executed.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                      UNAUDITED CONSOLIDATED BALANCE SHEET


                                                                     October 31,
                                                                        1998
                                                                     -----------
                                                                     (Thousands)
Assets
Current Assets:
Cash and cash equivalents .......................................     $    181
Accounts receivable .............................................        1,454
Inventories .....................................................        2,346
Prepaid and other current assets ................................          342
                                                                      --------
         Total current assets ...................................        4,323

Property and equipment: .........................................          838
Accumulated depreciation ........................................         (451)
                                                                      --------
                                                                           387
Goodwill ........................................................        4,240
Patents .........................................................        2,984
Other ...........................................................           27
                                                                      --------
                                                                      $ 11,961
                                                                      ========
Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable ................................................     $  1,877
Debt ............................................................        1,791
Accrued liabilities .............................................          538
Dividends payable ...............................................          189
                                                                      --------
   Total current liabilities ....................................        4,395

Stockholders' Equity:
Series A Convertible Preferred stock, $.01 par value;
  Authorized - 1,000,000 shares; Outstanding
  - 3,000 shares ................................................        2,387
Common stock, $.10 par value; Authorized - 20,000,000
  shares; Outstanding - 7,071,136 shares ........................          707
Additional paid-in capital ......................................       12,460
Retained deficit ................................................       (6,966)

Accumulated other comprehensive loss ............................         (161)
                                                                       --------
                                                                         8,427
Deferred compensation ...........................................         (861)
                                                                      --------
         Total stockholder's equity .............................        7,566
                                                                      --------
                                                                      $ 11,961
                                                                      ========

            See notes to unaudited consolidated financial statements.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          Three Months Ended
                                                  -------------------------------------
                                                     October 31,         October 31,
                                                         1998               1997
                                                     -----------        -----------
                                                  (Thousands, except per share amounts)
Net sales ........................................   $     2,150        $     1,830
Cost of goods sold ...............................         1,263              1,058
                                                     -----------        -----------
  Gross profit ...................................           887                772

Selling, general and administrative ..............         1,922                687
Research and development .........................           128                 --
                                                     -----------        -----------
  Total operating expenses .......................         2,050                687
                                                     -----------        -----------

Operating income (loss) ..........................        (1,163)                85

Other income (expenses):
  Interest, net ..................................           (17)               (78)
  Minority interest in affiliate .................            --                (85)
  Other ..........................................          (106)                58
                                                     -----------        -----------
                                                            (123)              (105)
                                                     -----------        -----------

Net loss .........................................   $    (1,286)       $       (20)
                                                     ===========        ===========

Net loss attributable to common stockholders* ....   $    (1,403)       $       (20)
                                                     ===========        ===========

Weighted average number of common and
  common equivalent shares outstanding ...........     7,064,636          2,553,136
                                                     ===========        ===========

  Net loss per share, basic and diluted ..........   $      (.20)       $      (.01)
                                                     ===========        ===========

            See notes to unaudited consolidated financial statements.

* The quarter ended October 31, 1998 includes the impact of $117,000 of dividends on Preferred Stock.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Three Months Ended
                                                               --------------------------------------
                                                               October 31, 1998      October 31, 1997
                                                               ----------------      ----------------
                                                                                        (Thousands)
Operating activities:
Net loss ......................................................   $(1,286)               $   (20)
Adjustments to reconcile net loss to net cash
  used in operating activities:
Depreciation and amortization .................................       132                     49
Undistributed earnings of affiliate ...........................       432                   --
Minority interest in affiliate ................................      --                       85
Other .........................................................      --                       62
Changes in operating assets and liabilities:
       Accounts receivable ....................................      (206)                   187
       Inventories, prepaid and other current assets ..........      (402)                   (88)
       Accounts payable and accrued liabilities ...............       532                   (385)
                                                                  -------                -------
Net cash used in operating activities .........................      (798)                  (110)

Investing activities:
Purchase of property and equipment, net .......................       (36)                   (13)
                                                                  -------                -------
Net cash used in investing activities .........................       (36)                   (13)

Financing activities:
Principal payments on long-term debt ..........................      --                      (62)
Net proceeds from bank debt ...................................       682                   --
Issuance of common stock, net .................................       (79)                  --
Proceeds from exercise of stock options .......................        15                   --
                                                                  -------                -------
Net cash provided by (used in) financing activities ...........       618                    (62)
                                                                  -------                -------

Effect of exchange rate changes on cash and cash equivalents ..         1                      3
                                                                  -------                -------
Decrease in cash and cash equivalents .........................      (215)                  (182)
Cash and cash equivalents, beginning of period ................       396                    471
                                                                  -------                -------
Cash and cash equivalents, end of period ......................   $   181                $   289
                                                                  =======                =======


            See notes to unaudited consolidated financial statements.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                OCTOBER 31, 1998

1.   BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

     Operating results for the three month period ended October 31, 1998 are not necessarily indicative of the results that may be expected for the year ending July 31, 1999. For further information, refer to the financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended July 31, 1998.

Foreign Currency Translation

     The financial statements of the Company's foreign subsidiary have been translated into U.S. dollars in accordance with Statement of Financial Standards No. 52, Foreign Currency Translation. All balance sheet amounts have been translated using the exchange rates in effect at the balance sheet date. Statement of Operations amounts have been translated using average exchange rates. The gains and losses resulting from the changes in exchange rates from the date of acquisition of Rosch GmbH to October 31, 1998 have been reported separately as a component of stockholders equity.

The aggregate transaction gains and losses are insignificant.

New Accounting Pronouncements


     Effective August 1, the Company adopted Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income (SFAS 130). SFAS 130 establishes new rules for the reporting and display of comprehensive income or loss and its components, however, the adoption of this statement had no impact on the Company's net income or shareholders' equity. For the three months ended October 31, 1998, the Company's only item of other comprehensive income was the foreign currency translation adjustment recognized in consolidation of its wholly-owned German subsidiary, Rosch GmbH. SFAS 130 requires such adjustments, which prior to adoption were reported separately in shareholder's equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.


     The foreign currency translation adjustment and comprehensive loss for the three months ended October 31, 1998 was $88,000 and ($1,198,000), respectively. As of October 31, 1998, the cumulative translation adjustment and accumulated other comprehensive loss was ($161,000).


2.   DEBT

     In September 1998, the Company entered into a $505,000 line of credit with Guardian Financial Services, Inc. (owned by an officer of the Company). This line of credit bears an interest rate of 10% per annum and expires on February 28, 1999. As of October 31, 1998, $75,000 was outstanding under this line of credit, which is collateralized essentially by all of the assets of the Company including an assignment of patents and trademarks. Subsequent to October 31, 1998, the Company borrowed an additional $225,000 under this line of credit.

     In September 1998, the Company also entered into a Term Loan with an unrelated third party in an amount of $600,000 due on demand. Interest is 10% per annum, and as of October 31, 1998, there was $600,000 outstanding under this loan, which is collateralized by essentially all of the assets of the Company.

3.   ACQUISITIONS

     On April 30, 1998, the Company acquired all of the issued and outstanding capital stock of Dynamic Dental Systems, Inc. ("DDS"), pursuant to an Agreement and Plan of Merger, whereby DDS became a wholly-owned subsidiary of the Company. DDS was founded in 1997 and is a distributor of digital operator hardware, cosmetic-imaging software, intraoral dental camera systems and digital x-ray equipment. The total cost of acquisition was approximately $3.2 million consisting primarily of 750,000 shares of the Company's Common Stock, valued at an aggregate price of $3,000,000 and $225,000 in cash. The purchase price exceeded the fair value of net assets acquired by approximately $3.4 million, which is being amortized on a straight-line basis over 15 years. The acquisition has been accounted for as a purchase and, accordingly, the operating results of DDS have been included in the Company's consolidated financial statements since the date of acquisition.

     On May 12, 1998, the Company acquired Equidyne Systems, Inc. ("ESI"). ESI was founded in 1990 and is engaged in the development of the INJEX(TM) needle-free drug injection delivery system, which is designated to eliminate the risks of contaminated needle stick accidents and the resulting cross contamination of hepatitis, HIV, and other diseases. The total cost of acquisition was approximately $2.6 million consisting of 600,000 shares of the Company's Common Stock. The acquisition has been accounted for as a purchase and, accordingly, the operating results of ESI have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $3.0 million, which has been allocated to patents, is being amortized over 15 years, the remaining life of the patent.

     The  following  unaudited  proforma   consolidated   financial  results  of
operations for the quarter ended October 31, 1997 assume the acquisitions of DDS and ESI occurred as of August 1, 1997.


         Net sales...........................................  $2,228,000
         Net loss............................................    (185,000)
         Loss per share; basic and diluted...................        (.05)

================================================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. EXCEPT WHERE OTHERWISE INDICATED, THIS PROSPECTUS SPEAKS AS OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                   ----------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PROSPECTUS SUMMARY ........................................................    3
THE COMPANY ...............................................................    3
THE OFFERING ..............................................................    4
SUMMARY FINANCIAL AND OPERATING INFORMATION ...............................    5
RISK FACTORS ..............................................................    6
USE OF PROCEEDS ...........................................................   12
DIVIDEND POLICY ...........................................................   12
MARKET FOR THE COMPANY'S
     COMMON STOCK AND RELATED STOCKHOLDER MATTERS..........................   12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF
     OPERATIONS ...........................................................   13

BUSINESS ..................................................................   16
LEGAL PROCEEDINGS .........................................................   23
MANAGEMENT ................................................................   25
EXECUTIVE COMPENSATION ....................................................   27
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ............................   29
PRINCIPAL STOCKHOLDERS ....................................................   30
DESCRIPTION OF SECURITIES .................................................   31
SELLING STOCKHOLDERS ......................................................   33
PLAN OF DISTRIBUTION ......................................................   37
LEGAL MATTERS .............................................................   38
EXPERTS ...................................................................   38

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS ................................   F1

                                   ----------

================================================================================

================================================================================


                                8,912,294 SHARES
                                  COMMON STOCK
                                       AND
                               50,000 COMMON STOCK
                                PURCHASE WARRANTS





                                    AMERICAN
                               ELECTROMEDICS CORP.








                                   ----------
                                   PROSPECTUS
                                   ----------













                                February __, 1999

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 25.  Other Expenses of Issuance and Distribution.

     The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:


     Registration Fee ......................................      $    6,845.88
                                                                  -------------
     Legal Fees and Expenses ...............................          35,000.00
     Accounting Fees and Expenses ..........................          20,000.00
     Printing ..............................................           2,000.00
     Miscellaneous Expenses ................................           6,154.12
                                                                  -------------
              Total ........................................      $   70,000.00
                                                                  =============


Item 27. Exhibits.

Exhibit
Number         Description of Exhibit
-------------------------------------

3.1.1          Certificate   of   Incorporation   of   the   Company  (filed  as
               Exhibit 3(a)(1) to Registration No. 2-71775, and incorporated herein by reference).

3.1.2 Certificate of Amendment to Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on January 27, 1987 (filed as Exhibit 3(a)(2) to the Company's Form 10-Q for the fiscal quarter ended January 31, 1987, and incorporated herein by reference).

3.1.3 Certificate of Amendment to Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on October 9, 1990 (filed as Exhibit 3(a)(3) to the Company's Form 10-K for the fiscal year ended July 28, 1990, and incorporated herein by reference).

3.1.4 Certificate of Amendment to Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on November 7, 1996 (filed as Exhibit 3.1.4 to the Company's Form 10-K for the fiscal year ended July 31, 1997, and incorporated herein by reference).

3.1.5 Certificate of Amendment to Certificate of Incorporation of the Company filed with the Secretary of State on May 4, 1998 (filed as Exhibit 2.1 to the Company's Form 8-K for an event of May 5, 1998 (the "May 1998 Form 8-K"), and incorporated herein by reference).

3.1.6 Certificate of Designations of Series A Convertible Preferred Stock of the Company (filed with the Secretary of State of Delaware on May 5, 1998, filed as Exhibit 2.2 to the May 1998 Form 8-K, and incorporated herein by reference).

3.1.7 Certificate of Designation for Series B 5% Convertible Preferred Stock, filed with the Secretary of State of Delaware on February 3, 1999 (filed as Exhibit 3.1 to the Company's Form 8-K for an event of February 3, 1999 (the "February 1999 Form 8-K"), and incorporated herein by reference).

3.2 By-Laws of the Company (filed as Exhibit 3(b) to Registration No. 2-71775, and incorporated herein by reference).

3.3 Amendments to the By-Laws of the Company (filed as Exhibit 3(c) to the Company's 1990 Form 10-K and incorporated herein by reference).

4.1            Form  of  Common  Stock  Certificate   (filed  as  Exhibit  4  to
               Registration No. 2071775 and incorporated herein by reference).

5.*            Opinion of Thelen, Reid & Priest LLP.

10.1** Commercial Lease, dated March 23, 1998, by and between Mareld Company, Inc. and the Company.

10.2.1 1983 Incentive Stock Option Plan (filed as Exhibit A to the Company's Information Statement, and incorporated herein by reference).

10.2.2         Form of 1983 Incentive Stock Option Certificate (filed as Exhibit
               (10)-12 to the Company's Form 10-K for the fiscal year ended July 28, 1984 ["1984 Form 10-K"] and incorporated herein by reference).

10.3.1 1983 Non-Qualified Stock Option Plan (filed as Exhibit B to the Company's 1983 Information Statement, and incorporated herein by reference).

10.3.2 Form of 1983 Non-Qualified Stock Option Certificate (filed as Exhibit (10)-13 to the Company's 1984 Form 10-K, and incorporated herein by reference).

10.4 1996 Stock Option Plan (filed as Exhibit A to the Company's 1996 Proxy Statement, and incorporated herein by reference).

10.5 Form of Employment Agreement, dated as of July, 31, 1995, between the Company and Noel A. Wren (filed as Exhibit 10.5 to the Company's Form 10-KSB for the fiscal year ended July 29, 1995 (the "1995 Form 10-KSB"), and incorporated herein by reference).

10.6 Consulting Agreement, dated as of March 24, 1995, between the Company and Alan Gelband Company, Inc. (filed as Exhibit 10.6 to the Company's 1995 Form 10-KSB, and incorporated herein by reference).

10.7 Stock Purchase Agreement, dated January 11, 1996, between the Company and Andy Rosch (filed as Exhibit 1 to the Company's Form 8-K for an event of January 11, 1996, and incorporated herein by reference).

10.8.1 Loan Agreement, dated October 4, 1996, between the Company and Citizens Bank New Hampshire (the "Bank") (filed as Exhibit 10.9.1 to the Company's Form 10-KSB for the fiscal year ended July 27, 1996 (the "1996 Form 10-KSB") and incorporated herein by reference).

10.8.2 Security Agreement, dated October 4, 1996, between the Company and the Bank (filed as Exhibit 10.9.2 to the Company's 1996 form 10-KSB, and incorporated herein by reference).

10.8.3 Revolving Line of Credit Promissory Note, dated October 4, 1996, from the Company to the Bank (filed as Exhibit 10.9.3 to the Company's 1996 Form 10-KSB, and incorporated herein by reference).

10.8.4 Term Promissory Note, dated October 4, 1996, from the Company to the Bank (filed as Exhibit 10.9.4 to the Company's 1996 Form 10-KSB, and incorporated herein by reference).

10.9 Form of 14% Convertible Subordinated Debenture, due October 31, 1999 (filed as Exhibit 4 to the Company's Form 8-K for an event of October 25, 1996, and incorporated herein by reference).

10.10** Amended Employment Agreement, dated as of January 1, 1998, between the Company and Thomas A. Slamecka.

10.11** Employment Agreement, dated January 1, 1998, between the Company and Michael T. Pieniazek.

10.12 Forbearance and Workout Agreement, dated October 28, 1997, between Registrant and the Bank (filed as Exhibit 10.12 to Registrant's Form 10-K for the fiscal year ended July 31, 1997 ("1997 Form 10-K") and incorporated herein by reference).

10.13 Standstill Agreement, dated October 1, 1997, between Registrant and Alan Gelband (filed as Exhibit 10.13 to the Company's 1997 Form 10-K and incorporated herein by reference).

10.14** Contract of Employment between Rosch GmbH Medizintechnik and Andy Rosch effective January 1, 1996.

10.15 Agreement and Plan of Merger, dated as of April 30, 1998, among the Company, DDS Acquisition Corporation, Dynamic Dental Systems, Inc. ("DDS") and others (without Exhibits or Schedules thereto) (filed as Exhibit 2.3 to the May 1998 Form 8-K and incorporated herein by reference).

10.16 Certificate of Merger between DDS Acquisition Corporation and DDS, filed with the Secretary of State of Delaware on May 5, 1998 (filed as Exhibit 2.4 to the May 1998 Form 8-K and incorporated herein by reference).

10.17 Agreement and Plan of Merger, dated as of March 27, 1998, among the Company, ESI Acquisition Corporation and Equidyne Systems Inc. ("ESI") (incorporated by reference to Exhibit 2 to the Company's Form 8-K for an event of March 27, 1998).

10.18 Employment Agreement, dated as of April 30, 1998, by and between Dental Dynamic Systems, Inc. and Henry J. Rhodes (filed as
               Exhibit 2.8 to the May 1998 Form 8-K and incorporated herein by reference).

10.19 Employment Agreement, dated as of May 11, 1998, by and between Equidyne Systems, Inc. and Lawrence Petersen (filed as Exhibit
               2.9 to the May 1998 Form 8-K and incorporated herein by reference).

10.20 Securities Purchase Agreement, dated as of May 5, 1998, among the Company, West End Capital LLC and the Purchaser listed therein (filed as Exhibit 10.1 to the May 1998 Form 8-K and incorporated herein by reference).

10.21          Form of Warrant  issued to West End Capital LLC (filed as Exhibit
               10.2 to the May 1998 Form 8-K and incorporated herein by reference).

10.22 Registration Rights Agreement, dated as of May 5, 1998, among the Company, West End Capital LLC and the Purchaser listed therein (filed as Exhibit 10.3 to the May 1998 Form 8-K and incorporated herein by reference).

10.23 Stock Purchase Option Agreement, dated November 1, 1997, between the Company and Andy Rosch (without exhibits) (filed as Exhibit
               10.1 to the  Company's  Quarterly  Report on Form  10-QSB for the
               period ended October 31, 1997 and incorporated herein by reference).

10.24 Consulting Agreement, dated February 19, 1998, between the Company and Liviakis Financial. Communications, Inc. (filed as
               Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 1998 and incorporated herein by reference).

10.25 Form of Stock Purchase Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed to report an event of November 26, 1997 and incorporated herein by reference).


10.26** Promissory Note, dated September 19, 1998, between the Company and Guardian Financial Services, Inc.

10.27** Promissory Note, dated September 23, 1998, between the Company and Sovereign Partners L.P.


10.28.1 Form of Securities Purchase Agreement for the sale of Series B Preferred Stock (without exhibits) (filed as Exhibit 10.1 to the February 1999 Form 8-K and incorporated herein by reference).

10.28.2 Form of Warrant Agreement (filed as Exhibit 10.2 to the February 1999 Form 8-K and incorporated herein by reference).

10.28.3 Form of Registration Rights Agreement (filed as Exhibit 10.3 to the February 1999 Form 8-K and incorporated herein by reference).


10.29** Distribution Agreement, dated as of January 1, 1999, between ESI and Precision Medmark, Inc.


21.**          List of subsidiaries.


23.1*          Consent of Ernst & Young LLP


23.2*          Consent of  Thelen Reid & Priest LLP (included as part of Exhibit
               5).

24.**          Power of Attorney.

----------
*    Filed herewith.

**   Previously filed.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Amherst, New Hampshire, on the 25th day of February, 1999.



                                         AMERICAN ELECTROMEDICS CORP.



                                         By:  /s/ Michael T. Pieniazek
                                              ----------------------------------
                                              Michael T. Pieniazek
                                              President

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              Signature                             Title                                Date
              ---------                             -----                                ----
*                                            Chairman of the Board
-----------------------------------
Thomas A. Slamecka


/s/Michael T. Pieniazek                      President and Chief                  February 25, 1999
------------------------------------         Financial Officer
Michael T. Pieniazek


*                                            Director
-----------------------------------
         Blake C. Davenport

*                                            Director
-----------------------------------
         Andy Rosch

*                                            Director
-----------------------------------
         Marcus R. Rowan


*By: /s/Michael T. Pieniazek                 Attorney-in-fact for                 February 25, 1999
     -------------------------------         each of the persons
       Michael T. Pieniazek                  indicated by an asterisk

                                  Exhibit Index

Exhibit

5              Opinion of Thelen Reid & Priest LLP




23.1           Consent of Ernst & Young LLP